Dreyfus BASIC Municipal Money Market Fund

ANNUAL REPORT August 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus BASIC Municipal Money Market Fund covers the 12-month period from September 1, 2003, through August 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Colleen Meehan.

Although the U.S. economy alternated between signs of strength and weakness, the Federal Reserve Board raised short-term interest rates twice during the second half of the reporting period. This shift in monetary policy represents the first increase in short-term rates in more than four years, and many analysts believe that additional, gradual increases are likely to follow. As a result, tax-exempt money market yields have begun to rise from the historically low levels of the past few years.

For many investors, the move to a less accommodative monetary policy marks the beginning of a new phase in the economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for you to stay in close contact with your financial advisor, who can help you position your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
September 15, 2004



DISCUSSION OF FUND PERFORMANCE

Colleen Meehan, Portfolio Manager

How did Dreyfus BASIC Municipal Money Market Fund perform during the period?

For the 12-month period ended August 31, 2004, the fund produced a yield of 0.67%. Taking into account the effects of compounding, the fund also produced an effective yield of 0.67%.[1]

We attribute the fund's returns to low short-term interest rates during much of the reporting period. However, money market yields began to rise in the spring of 2004, in advance of two moves by the Federal Reserve Board (the "Fed") toward a less accommodative monetary policy.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund normally invests substantially all of its net assets in short-term, high-quality municipal obligations that provide income exempt from federal income tax. The fund may also invest in high-quality, short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations.

In pursuing this approach, we employ two primary strategies. First, we attempt to add value by constructing a diverse portfolio of high-quality, federally tax-exempt money market instruments. Second, we actively manage the fund's average maturity in anticipation of what we believe are interest-rate trends, supply-and-demand changes in the short-term municipal marketplace and anticipated liquidity needs.

For example, if we expect an increase in short-term supply, we may decrease the average weighted maturity of the fund, in an effort to position the fund to purchase new securities with higher yields, if

higher yields materialize as a result of the increase in supply. Yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range which, if purchased, would tend to lengthen the fund's average weighted maturity. We may decrease the average weighted maturity in a rising interest-rate environment. If we anticipate limited new-issue supply and lower interest rates, we may extend the fund's average maturity to maintain current yields for as long as we deem practical. At other times, we typically try to maintain an average weighted maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations while anticipating liquidity needs.

What other factors influenced the fund's performance?

During the fall of 2003 and winter of 2004, yields of money market securities remained anchored by the 1% federal funds rate and were relatively stable, even as longer-term bonds experienced heightened market volatility. In fact, at the time, the Fed had repeatedly affirmed its commitment to an accommodative monetary policy by stating that it intended to be "patient" in keeping interest rates low.

The economic environment and investor sentiment shifted in early April, when new data showed unexpectedly strong job growth. At the same time, oil and gas prices rose sharply. Faced with these potential inflationary pressures, investors concluded that the Fed was likely to begin raising short-term interest rates sooner than they previously had expected. Indeed, on June 30 and August 10, the Fed implemented its first rate-hikes in approximately four years, raising the overnight federal funds rate by a total of 50 basis points to 1.50%. Money market yields began to rise, especially at the longer end of the maturity spectrum, even before the Fed announced the initial increase.

Tax-exempt money markets also were strongly influenced by their own supply-and-demand dynamics. While rising tax revenues have led to a reduction in the supply of new short-term municipal securities, demand has remained strong from investors seeking to preserve capital.

Demand for short-term, tax-exempt securities was further strengthened by corporations, hedge funds and insurance companies who were attracted to high tax-exempt yields relative to taxable yields. At times during the reporting period, tax-exempt yields exceeded taxable yields.

Although for much of the reporting period we maintained the fund's weighted average maturity in a range that was longer than industry averages, we allowed the fund's weighted average maturity to move lower, towards the neutral range, when it became apparent that the Fed was likely to begin raising short-term rates. In our view, a shorter weighted average maturity would give us greater flexibility to capture higher yields if and when they became available. To achieve this position, we increased the fund's holdings of short-term commercial paper, short-maturity municipal notes and variable-rate demand notes on which yields are reset weekly.

What is the fund's current strategy?

As of the end of the reporting period, demand for shorter-term instruments remained high as investors remained reluctant to purchase longer-term securities in a rising interest-rate environment. Strong demand, coupled with a reduced supply of newly issued securities, has helped keep tax-exempt yields relatively low at the shorter end of the maturity spectrum. Although higher yields were available among longer-term securities, we continued to believe that a cautious approach was warranted until we see further indication of the Fed's intentions.

September 15, 2004

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund. Yield provided reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in which shareholders are given at least 90 days' notice, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's yield would have been lower.*

UNDERSTANDING YOUR FUND'S EXPENSES

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC Municipal Money Market Fund from March 1, 2004 to August 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended August 31, 2004

Expenses paid per $1,000†	$ 2.27
Ending value (after expenses)	$1,003.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total costs) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended August 31, 2004

Expenses paid per $1,000†	$ 2.29
Ending value (after expenses)	$1,022.87

† *Expenses are equal to the fund's annualized expense ratio of .45%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

August 31, 2004

Tax Exempt Investments−98.8%	Principal Amount ($)	Value ($)
Alabama−.8%		
Columbia Industrial Development Board, PCR, Refunding VRDN (Alabama Power Company Project) 1.45% (LOC; Alabama Power)	800,000 [a]	800,000
Mobile Spring Hill College Educational Building Authority Revenue, VRDN (Spring Hill College Project) 1.10% (LOC; Regions Bank)	2,600,000 [a]	2,600,000
Arkansas−.9%		
Arkansas Development Finance Authority, IDR VRDN (Defiance Metal Products of Arkansas Project) 1.50% (LOC; Standard Federal Bank)	3,930,000 [a]	3,930,000
California−1.2%		
California Statewide Communities Development Authority MFHR, VRDN (Vista Montana Apartments) 1.44% (Liquidity Facility; Merrill Lynch)	2,500,000 [a]	2,500,000
Golden State Tobacco Securitization Corporation, Revenue VRDN 1.43% (Liquidity Facility; Merrill Lynch)	2,875,000 [a]	2,875,000
Colorado−1.3%		
Park Creek Metropolitan District, GO Notes, VRDN 1.42% (Liquidity Facility; Merrill Lynch)	5,775,000 [a]	5,775,000
District of Columbia−3.5%		
District of Columbia, Revenue, VRDN: (Idea Public Charter School) 1.44% (LOC; Allfirst Bank)	2,500,000 [a]	2,500,000
Merlots Program 1.40% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3,130,000 [a]	3,130,000
Metro Washington Airport Authority, Revenue, CP: BAN 1.19%, 10/7/2004 (Liquidity Facility; Westdeutsche Landesbank)	5,000,000	5,000,000
1.20%, 9/9/2004 (Liquidity Facility; Westdeutsche Landesbank)	5,000,000	5,000,000
Florida−3.0%		
Florida Muncipal Power Agency, Revenue, CP 1.42%, 10/14/2004 (LOC; Wachovia Bank)	3,501,000	3,501,000
Jacksonville Electric Authority, Revenue, CP: 1.05%, 10/14/2004 (Liquidity Facility; Dexia Credit Locale)	5,000,000	5,000,000
1.20%, 11/22/2004 (Liquidity Facility; Landesbank Hessen Thuringen Girozentrale)	5,000,000	5,000,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Georgia–8.1%		
Atlanta, Airport Revenue, VRDN, Merlots Program 1.45% (Insured; FGIC and Liquidity Facility; Wachovia Bank)	5,070,000 a	5,070,000
Gainesville and Hall County Development Authority, Revenue VRDN (Senior Living Facilities–Lanier Village Estates) 1.50% (LOC; Allied Irish Bank)	4,000,000 a	4,000,000
Gainesville Housing Authority, MFHR VRDN 1.46% (Liquidity Facility; Merrill Lynch)	3,430,000 a	3,430,000
Gwinnett County School District, GO Notes, TAN 1.75%, 12/30/2004	4,000,000	4,006,378
Savannah Economic Development Authority Industrial Revenue, VRDN (Home Depot Project) 1.41%	20,000,000 a	20,000,000
Illinois–4.8%		
Illinois Development Finance Authority, Revenue, VRDN: (Aurora Central Catholic High School) 1.60% (LOC; Allied Irish Banks)	1,000,000 a	1,000,000
(Mount Carmel High School Project) 1.35% (LOC; Bank One)	2,800,000 a	2,800,000
Illinois Finance Authority: IDR, VRDN (CFC International Inc. Project) 1.48% (LOC; ABN-AMRO)	2,000,000 a	2,000,000
Revenue (Public Project Construction) 1.15%, 10/1/2004	4,000,000	4,000,000
Illinois Health Facilities Authority, Revenue: (Evanston Health Facility) 1.03%, 11/30/2004	3,000,000	3,000,000
(Evanston Northwestern Hospital) 1.60%, 3/31/2005	8,000,000	8,000,000
Refunding (Sinai Health System) 1.60%, 2/15/2005 (Insured; FHA)	710,000	710,636
Indiana–1.1%		
Indianapolis Local Public Improvement Bond Bank Revenue 2%, 1/6/2005	3,700,000	3,708,566
Lake County Park District, GO Notes, Refunding 3%, 12/31/2004 (Insured; AMBAC)	1,000,000	1,006,252
Iowa–2.2%		
Louisa County, PCR, Refunding, VRDN (Midwest Power System Project) 1.35%	10,000,000 a	10,000,000
Kansas–.2%		
Johnson County Unified School District, GO Notes Refunding 2%, 9/1/2004 (Insured; FSA)	1,020,000	1,020,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Kentucky—2.5%		
Kenton County Airport Board, Special Facilities Revenue VRDN (Airis Cincinnati LLC) 1.37% (LOC; Deutsche Postbank)	9,800,000 a	9,800,000
Kentucky Rural Water Finance Corporation Water Revenue 1.03%, 10/1/2004	1,500,000	1,500,000
Maryland—.7%		
Maryland Economic Development Corporation, Revenue VRDN (Chesapeake Advertising Facility) 1.57% (LOC; M&T Bank)	3,105,000 a	3,105,000
Massachusetts—1.8%		
Old Rochester Regional School District, GO Notes, BAN 2%, 10/15/2004	8,200,000	8,206,869
Michigan—4.8%		
ABN AMRO Munitops Certificate Trust, Revenue, VRDN 1.48% (Insured; GNMA and Liquidity Facility; ABN-AMRO)	9,495,000 a	9,495,000
Michigan Higher Education Facilities Authority, Revenue VRDN, Refunding (Hope College Project) 1.36% (LOC; Bank One)	4,000,000 a	4,000,000
Michigan Hospital Finance Authority, Revenue, VRDN (Chelsea Community Hospital) 1.34% (LOC; National City Bank)	4,385,000 a	4,385,000
Michigan Strategic Fund, LOR, VRDN (NSS Technologies Project) 1.45% (LOC; Wachovia Bank)	4,000,000 a	4,000,000
Minnesota—.3%		
St. Paul Port Authority, IDR, VRDN (Ideal Printers Inc.) 1.38% (LOC; Marshall and Ilsley Bank)	1,140,000 a	1,140,000
Mississippi—.6%		
Mississippi Business Finance Corporation, Revenue VRDN (Jackson Preparatory School) 1.50% (LOC; First Tennessee Bank)	2,725,000 a	2,725,000
Missouri—2.1%		
Missouri Higher Education Loan Authority, SLR Refunding, VRDN 1.35% (Insured; MBIA and Liquidity Facility; State Street Bank and Trust Company)	9,500,000 a	9,500,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Nevada–1.3%		
Clark County:		
EDR, VRDN		
(Lutheran Secondary School Association Project)		
1.53% (LOC; Allied Irish Banks)	3,900,000 [a]	3,900,000
GO Notes, Refunding 2%, 1/1/2005 (Insured; FSA)	1,840,000	1,845,881
New York–3.6%		
New York City Municipal Water Finance Authority		
Revenue, CP 1.18%, 11/4/2004		
(Liquidity Facility: Westdeutsche Landesbank		
and Bayerische Landesbank)	5,000,000	5,000,000
New York City Transitional Finance Authority, Revenue		
NYC Recovery Program, VRDN		
1.33% (Liquidity Facility; The Bank of New York)	4,060,000 [a]	4,060,000
Ulster County, GO Notes, BAN 2%, 11/19/2004	7,000,000	7,011,788
North Carolina–.1%		
State of North Carolina, GO Notes 5%, 9/1/2004	500,000	500,000
Ohio–.9%		
Ohio State Higher Educational Facilities, Revenue, VRDN		
(Cedarville University Project) 1.39% (LOC; Key Bank)	3,900,000 [a]	3,900,000
Oklahoma–2.3%		
Canadian County Home Finance Authority, MFHR, VRDN		
1.46% (Liquidity Facility; Merrill Lynch)	4,650,000 [a]	4,650,000
Oklahoma Development Finance Authority, LR		
(Oklahoma State System Higher Education)		
2%, 12/1/2004 (Insured; MBIA)	500,000	500,984
Tulsa County Industrial Authority		
Capital Improvements Revenue 1.40%, 11/15/2004		
(Liquidity Facility; Bank of America)	5,000,000	5,000,000
Oregon–1.0%		
Portland, EDR, VRDN		
(Broadway Project) 1.34% (Insured; AMBAC and		
Liquidity Facility; Key Bank)	4,500,000 [a]	4,500,000
Pennsylvania–15.0%		
Chester County Industrial Development Authority		
Revenue, VRDN (University Student Housing Project)		
1.36% (LOC; Citizens Bank of Pennsylvania)	7,305,000 [a]	7,305,000
Delaware County Industrial Development Authority		
Revenue, CP (Exelon Project)		
1.12%, 10/5/2004 (LOC; Bank One)	4,500,000	4,500,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Pennsylvania (continued)		
Emmaus General Authority, Revenue, VRDN 1.37% (GIC; Goldman Sachs & Company)	15,000,000 a	15,000,000
Lancaster Industrial Development Authority, Revenue VRDN (Student Lodging and Services) 1.47% (LOC; Fulton Bank)	4,635,000 a	4,635,000
Mount Lebanon School District, GO Notes, VRDN Merlots Program 1.40% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	4,985,000 a	4,985,000
Pennsylvania Economic Development Financing Authority, Exempt Facilities Revenue, VRDN (Reliant Energy Seward Project) 1.36% (LOC; WestLB AG)	5,000,000 a	5,000,000
Philadelphia Hospitals and Higher Education Facilities Authority, Revenue, VRDN: Refunding (Philadelphia Protestant Home) 1.40% (LOC; Fleet National Bank)	2,000,000 a	2,000,000
(Temple University Hospital) 1.30% (LOC; PNC Bank)	9,050,000 a	9,050,000
Reading Regional Airport Authority, Revenue VRDN 1.40% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	3,940,000 a	3,940,000
West Cornwall Township Municipal Authority, GO Notes Refunding, VRDN (Bethlehem School District Project) 1.36% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	10,900,000 a	10,900,000
Rhode Island−.2%		
Rhode Island Refunding Bond Authority Revenue 4%, 10/1/2004 (Insured; AMBAC)	1,000,000	1,002,209
Tennessee−6.6%		
Blount County Public Building Authority Revenue, VRDN, Local Government Public Improvement Program 1.34% (Insured; AMBAC and Liquidity Facility; Regions Bank)	10,545,000 a	10,545,000
Chattanooga Metropolitan Airport Authority, Revenue Refunding, VRDN 1.60% (LOC; First Tennessee Bank)	9,325,000 a	9,325,000
Metropolitan Government Nashville and Davidson County Health and Educational Facility Board, MFHR Refunding, VRDN (Brentwood Oaks Apartments) 1.41% (Insured; FNMA and Liquidity Facility; FNMA)	9,920,000 a	9,920,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Texas−13.0%		
Brazos River Authority, PCR, Refunding, VRDN (TXU Energy Company Project) 1.40% (LOC; Citibank N.A.)	5,500,000 [a]	5,500,000
Central Texas Higher Education Authority, Revenue Refunding 5.20%, 12/1/2004 (Insured; Student Loan Marketing Association)	1,300,000	1,313,121
City of Garland, GO Notes 2%, 2/15/2005 (Insured; FSA)	1,470,000	1,475,417
Harris County Industrial Development Corporation SWDR, VRDN (Deer Park Refining) 1.47 (LOC; Shell Oil Company)	11,500,000 [a]	11,500,000
Lower Neches Valley Authority Industrial Development Corporation, Exempt Facilities Revenue, VRDN (Onyx Environmental Services) 1.38% (LOC; Fleet National Bank)	3,400,000 [a]	3,400,000
Port Development Corporation, Marine Terminal Revenue VRDN (Pasadena Terminal Project) 1.50% (LOC; Deutsche Bank)	2,420,000 [a]	2,420,000
Port of Port Arthur Navigation District Environmental Facilities Revenue, Refunding VRDN (Motiva Enterprises Project) 1.45%	5,945,000 [a]	5,945,000
Revenue Bond Certificate Series Trust, Revenue, VRDN (Siena Place) 1.50% (GIC; AIG Funding Inc.)	3,340,000 [a]	3,340,000
San Antonio, Water Revenue, CP 1.35%, 11/24/2004 (Liquidity Facility; Bank of America)	5,950,000	5,950,000
Tarrant County Housing Finance Corporation, Revenue VRDN 1.46% (Insured; Merrill Lynch and Liquidity Facility; Merrill Lynch)	2,420,000 [a]	2,420,000
State of Texas, TRAN 3%, 8/31/2005	5,000,000	5,069,160
Texas Department of Housing and Commerce, SFHR, CP 1.24%, 10/29/2004 (LOC; Bayerische Landesbank)	5,000,000	5,000,000
University of Texas System Board of Regents, Revenue CP .975%, 9/1/2004	5,000,000	5,000,000
Utah−1.4%		
Utah Housing Finance Agency, MFHR Refunding, VRDN (Candlestick Apartments LLC) 1.38% (Insured; FNMA and Liquidity Facility; FNMA)	6,400,000 [a]	6,400,000
Virginia−1.9%		
Hanover County Industrial Development Authority, IDR VRDN (Iron and Metal Company Project) 1.43% (LOC; Branch Banking and Trust Company)	3,925,000 [a]	3,925,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Virginia (continued)		
Patrick County Industrial Development Authority IDR, VRDN (Narroflex Inc. Project) 1.45% (LOC; HSBC Bank USA)	4,770,000 a	4,770,000
Washington–3.8%		
Port Chehalis Industrial Development Corporation Revenue, VRDN (JLT Holding LLC Project) 1.46% (LOC; Key Bank)	3,200,000 a	3,200,000
Washington Housing Finance Commission, MFHR, VRDN: Refunding (Avalon Ridge Apartments Project) 1.36% (Insured; FNMA)	8,755,000 a	8,755,000
(Vintage Everett Living) 1.39% (Insured; FNMA and Liquidity Facility; FNMA)	5,250,000 a	5,250,000
West Virginia–1.0%		
West Virginia Hospital Finance Authority, Revenue VRDN, WVHA Pooled Financing Program 1.34% (LOC; Branch Banking and Trust Company)	4,335,000 a	4,335,000
Wisconsin–4.8%		
West Allis, Revenue, VRDN (State Fair Park Exposition Center Project) 1.37% (LOC; U.S. Bank N.A.)	6,200,000 a	6,200,000
Wilmot Unified High School District, Revenue, BAN 1.55%, 11/11/2004	5,000,000	5,000,887
Wisconsin Health and Educational Facilities Authority Revenue, VRDN (Mequon Jewish Project) 1.36% (LOC; Bank One)	3,250,000 a	3,250,000
Wisconsin School District Cash Flow Management Program, Revenue, COP 2%, 11/1/2004 (LOC; U.S. Bank NA)	7,000,000	7,009,791
Wyoming–2.0%		
Campbell County, IDR (Two Elk Power General Station Project) 1.40%, 12/2/2004 (GIC; Bayerische Landesbank)	9,000,000	9,000,000
Total Investments (cost $443,623,939)	**98.8%**	**443,623,939**
Cash and Receivables (Net)	**1.2%**	**5,202,680**
Net Assets	**100.0%**	**448,826,619**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**GO**	General Obligation
BAN	Bond Anticipation Notes	**IDR**	Industrial Development Revenue
COP	Certificate of Participation	**LOC**	Letter of Credit
CP	Commercial Paper	**LOR**	Limited Obligation Revenue
EDR	Economic Development Revenue	**LR**	Lease Revenue
FGIC	Financial Guaranty Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FHA	Federal Housing Administration	**MFHR**	Multi-Family Housing Revenue
FNMA	Federal National Mortgage Association	**PCR**	Pollution Control Revenue
FSA	Financial Security Assurance	**SFHR**	Single Family Housing Revenue
GIC	Guaranteed Investment Contract	**SLR**	Student Loan Revenue
GNMA	Government National Mortgage Association	**SWDR**	Solid Waste Disposal Revenue
		TAN	Tax Anticipation Notes
		TRAN	Tax and Revenue Anticipation Notes
		VRDN	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
F1, F1+		VMIG1, MIG1, P1		SP1+, SPI, A1+, A1	82.4
AAA, AA, A [b]		Aaa, Aa, A [b]		AAA, AA, A [b]	9.2
Not Rated [c]		Not Rated [c]		Not Rated [c]	8.4
					100.0

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

[c] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

August 31, 2004

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	443,623,939	443,623,939
Cash		6,354,660
Interest receivable		1,160,170
Prepaid expenses		16,989
		451,155,758
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(b)		144,130
Payable for shares of Common Stock redeemed		2,132,972
Accrued expenses and other liabilities		52,037
		2,329,139
Net Assets ($)		**448,826,619**
Composition of Net Assets ($):		
Paid-in capital		448,832,956
Accumulated net realized gain (loss) on investments		(6,337)
Net Assets ($)		**448,826,619**
Shares Outstanding		
(3 billion shares of $.001 par value Common Stock authorized)		448,832,956
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended August 31, 2004

Investment Income ($):	
Interest Income	**4,296,239**
Expenses:	
Management fee–Note 2(a)	1,925,253
Shareholder servicing costs–Note 2(b)	231,557
Professional fees	43,221
Custodian fees	42,762
Registration fees	27,107
Prospectus and shareholders' reports	14,058
Directors' fees and expenses–Note 2(c)	13,825
Miscellaneous	17,793
Total Expenses	**2,315,576**
Less–reduction in management fee due to undertaking–Note 2(a)	(582,864)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(20,563)
Net Expenses	**1,712,149**
Investment Income–Net, representing net increase in net assets resulting from operations	**2,584,090**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended August 31,	
	2004	2003
Operations ($):		
Investment income−net	2,584,090	3,452,309
Net realized gain (loss) from investments	−	38,985
Net unrealized appreciation (depreciation) on investments	−	(2,785)
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,584,090**	**3,488,509**
Dividends to Shareholders from ($):		
Investment income−net	**(2,584,090)**	**(3,452,309)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	318,811,989	250,291,172
Dividends reinvested	2,421,291	3,248,756
Cost of shares redeemed	(255,552,282)	(286,392,400)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**65,680,998**	**(32,852,472)**
Total Increase (Decrease) in Net Assets	**65,680,998**	**(32,816,272)**
Net Assets ($):		
Beginning of Period	383,145,621	415,961,893
End of Period	**448,826,619**	**383,145,621**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended August 31,				
	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income—net	.007	.009	.013	.032	.034
Distributions:					
Dividends from investment income—net	(.007)	(.009)	(.013)	(.032)	(.034)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.67	.87	1.36	3.26	3.47
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.60	.61	.60	.60	.60
Ratio of net expenses to average net assets	.44	.45	.45	.45	.45
Ratio of net investment income to average net assets	.67	.87	1.35	3.22	3.39
Net Assets, end of period ($ x 1,000)	448,827	383,146	415,962	452,448	490,964

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC Municipal Money Market Fund (the "fund") is a separate non-diversified series of Dreyfus Municipal Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series including the fund. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, fund valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At August 31, 2004, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $6,337 is available to be applied against future net securities profits, if any, realized subsequent to August 31, 2004. If not applied, the carryover expires in fiscal 2007.

The tax character of distributions paid to shareholders during the fiscal periods ended August 31, 2004 and August 31, 2003, were all tax exempt income.

At August 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, until such time as it gives shareholders at least 90 days' notice to the contrary, to reduce the management fee paid by the fund, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .45 of 1% of the value of the fund's average daily net assets. The Manager has committed to continue this undertaking at least until January 1, 2005. The reduction in management fee, pursuant to the undertaking, amounted to $582,864 during the period ended August 31, 2004.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended August 31, 2004, the fund was charged $164,811 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund.

During the period ended August 31, 2004, the fund was charged $42,254 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $189,009 and transfer agency per account fees $7,000, which are offset against an expense reimbursement currently in effect in the amount of $51,879.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Effective October 15, 2003, annual retainer fees and attendance fees are allocated to each fund based on net assets. Prior to October 15, 2003, each director who is not an "affiliated person" as defined in the Act received from the fund an annual fee of $1,000 and an attendance fee of $250 per meeting. The Chairman of the Board received an additional 25% of such compensation and continues to do so under the new compensation structure.

NOTE 3—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors, and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus BASIC Municipal Money Market Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus BASIC Municipal Money Market Fund (one of the funds comprising Dreyfus Municipal Funds, Inc.) as of August 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of August 31, 2004 by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus BASIC Municipal Money Market Fund at August 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
October 8, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal year ended August 31, 2004 as "exempt-interest dividends" (not generally subject to regular federal income tax).

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

————————

David W. Burke (68)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 83

————————

Samuel Chase (72)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

No. of Portfolios for which Board Member Serves: 15

————————

Gordon J. Davis (63)
Board Member (1995)

Principal Occupation During Past 5 Years:
• Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP
• President, Lincoln Center for Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies, Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 25

Joni Evans (62)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Senior Vice President of the William Morris Agency

No. of Portfolios for which Board Member Serves: 15

————————

Arnold S. Hiatt (77)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Chairman of The Stride Rite Charitable Foundation

Other Board Memberships and Affiliations:
• Isabella Stewart Gardner Museum, Trustee
• John Merck Fund, a charitable trust, Trustee
• Business for Social Responsibility, Chairman

No. of Portfolios for which Board Member Serves: 15

————————

Burton N. Wallack (53)
Board Member (1991)

Principal Occupation During Past 5 Years:
• President and co-owner of Wallack Management Company, a real estate management company

No. of Portfolios for which Board Member Serves: 15

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

JOHN B. HAMMALIAN, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 37 investment companies (comprised of 46 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since February 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 95 investment companies (comprised of 199 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since March 2000.

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 30 investment companies (comprised of 59 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since August 1981.

ROBERT S. ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 85 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus BASIC
Municipal Money
Market Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

Beginning with the fund's fiscal quarter ending November 30, 2004, the fund will file its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q will be available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.



© 2004 Dreyfus Service Corporation   0122AR0804

Dreyfus BASIC
New Jersey Municipal
Money Market Fund

ANNUAL REPORT August 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus BASIC New Jersey Municipal Money Market Fund covers the 12-month period from September 1, 2003, through August 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Joseph Irace.

Although the U.S. economy alternated between signs of strength and weakness, the Federal Reserve Board raised short-term interest rates twice during the second half of the reporting period. This shift in monetary policy represents the first increase in short-term rates in more than four years, and many analysts believe that additional, gradual increases are likely to follow. As a result, tax-exempt money market yields have begun to rise from the historically low levels of the past few years.

For many investors, the move to a less accommodative monetary policy marks the beginning of a new phase in the economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for you to stay in close contact with your financial advisor, who can help you position your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
September 15, 2004



DISCUSSION OF FUND PERFORMANCE

Joseph Irace, Portfolio Manager

How did Dreyfus BASIC New Jersey Municipal Money Market Fund perform during the period?

For the 12-month period ended August 31, 2004, the fund produced a yield of 0.70%. Taking into account the effects of compounding, the fund produced an effective yield of 0.71%.[1]

We attribute the fund's returns to low short-term interest rates. However, money market yields began to rise in the spring of 2004, in advance of two moves by the Federal Reserve Board (the "Fed") toward a less accommodative monetary policy.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal and New Jersey state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund normally invests substantially all of its net assets in short-term, high-quality municipal obligations that provide income exempt from federal and New Jersey state income taxes. The fund may also invest in high-quality, short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations.

In pursuing this investment approach, we employ two primary strategies. First, we attempt to add value by constructing a diverse portfolio of high-quality, tax-exempt money market instruments from New Jersey-exempt issuers. Second, we actively manage the fund's average maturity in anticipation of what we believe are interest-rate trends and supply-and-demand changes in New Jersey's short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may decrease the average weighted maturity of the fund, which should position the fund to purchase new securities with higher yields, if higher yields materialize as a result of the increase in supply. Yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range, which if purchased, would tend to lengthen the fund's average weighted maturity. If we anticipate limited new-issue supply, we may extend the fund's average maturity to maintain then-current yields for as long as we deem practical. At other times, we typically try to maintain an average weighted maturity that reflects our view of short-term, interest-rate trends and future supply-and-demand considerations.

What other factors influenced the fund's performance?

Money market yields remained anchored by the 1% federal funds rate for much of the reporting period as inflationary pressures appeared to remain low and the Fed indicated that it could be "patient" before raising short-term interest rates. In the spring of 2004, however, money market yields began to climb when higher energy prices and stronger-than-expected job growth fueled investors' concerns that inflationary pressures might be rising. Indeed, on June 30 and August 10, the Fed increased its target for the overnight federal funds rate by a total of 50 basis points, driving the fed funds rate to 1.50%.

As the national economy generally improved during the reporting period, so did the fiscal condition of many states, including New Jersey. Tax revenues exceeded expectations during the reporting period, driven higher by unexpectedly strong corporate business tax revenues. While the state's fiscal 2005 budget was completed in a timely manner, constitutional challenges to some of its borrowing strategies proved successful, and the courts have barred New Jersey from issuing bonds to balance future budgets. As a result, the state expects a $4.4 billion budget gap for fiscal 2006, and in July, the three major bond rating agencies reduced New Jersey's credit rating by one notch, resulting in ratings at the lower end of the "double-A" range. The state also faces heightened political uncertainty in the wake of the resignation of Governor McGreevey.

In this market environment, we continued to invest in high-quality money market securities from New Jersey issuers. However, with interest rates rising, we recently have focused on securities with maturities of approximately six months or less. This strategy is designed to maintain the flexibility we need to capture higher yields as they become available. Accordingly, the fund's weighted average maturity fell from just over 70 days near the beginning of the reporting period to as low as 47 days toward the end of the reporting period. To achieve this position, we have invested a substantial portion of the fund's assets in variable-rate demand notes on which yields are reset weekly, and we have complemented those holdings with short-term municipal bonds and notes.

In addition, we have attempted to "ladder" the balance of the fund's holdings so that certain securities mature — and funds can be reinvested — at regular intervals through June 2005. This strategy is designed to ensure liquidity and guard against the possibility that a disproportionate amount of securities may mature during a time of unusually low reinvestment rates.

What is the fund's current strategy?

Investors apparently believe that the Fed's recent rate-hikes were the first in a series of increases, as evidenced by an increase in the yield differences among money market instruments of various maturities. Despite the availability of higher yields at the longer end of the maturity spectrum, we currently believe it is prudent to maintain a neutral weighted average maturity in anticipation of further rate hikes. In our judgment, a cautious investment posture makes sense until the Fed's intentions become clearer.

September 15, 2004

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-New Jersey residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund. Yield provided reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in which shareholders are given at least 90 days' notice, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's yield would have been lower.*

UNDERSTANDING YOUR FUND'S EXPENSES

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC New Jersey Municipal Money Market Fund from March 1, 2004 to August 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended August 31, 2004

Expenses paid per $1,000†	$ 2.27
Ending value (after expenses)	$1,003.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total costs) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended August 31, 2004

Expenses paid per $1,000†	$ 2.29
Ending value (after expenses)	$1,022.87

† *Expenses are equal to the fund's annualized expense ratio of .45%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

August 31, 2004

Tax Exempt Investments−95.2%	Principal Amount ($)	Value ($)
New Jersey−94.9%		
Beachwood Sewage Authority, Sewer Revenue		
2.50%, 12/1/2004 (Insured; FSA)	100,000	100,320
Bergen County, GO Notes 3.625%, 9/1/2004	725,000	725,000
Bergen County Improvement Authority, School District		
Revenue (Engelwood City Board of		
Education Project) 2.25%, 4/1/2005	880,000	882,866
Bergen County Utilities Authority, Water Pollution Control		
Revenue 3%, 12/15/2004 (Insured; FGIC)	460,000	462,483
Township of Brick, GO Notes, General Improvement		
2.50%, 2/1/2005 (Insured; FSA)	385,000	387,143
Township of Bridgewater, GO Notes 3.10%, 10/1/2004	350,000	350,569
Burlington County Bridge Commissioner:		
Commission Bridge System Revenue, Refunding		
3%, 10/1/2004	150,000	150,219
Commission Pooled Loan Revenue, Governmental		
Loan Program 2%, 12/1/2004	910,000	911,791
Butler Board of Education, GO Notes		
3.75%, 2/1/2005 (Insured; MBIA)	145,000	146,530
Camden County Improvement Authority:		
LR 3.625%, 9/1/2004 (Insured; FGIC)	805,000	805,000
VRDN:		
Health Care Redevelopment Revenue		
(Cooper Health System) 1.42%		
(LOC; Commerce Bank N.A.)	6,000,000 [a]	6,000,000
Revenue (Congregation Beth-EL)		
1.37% (LOC; Commerce Bank N.A.)	2,130,000 [a]	2,130,000
Cape May County, GO Notes		
4.25%, 2/15/2005 (Insured; FSA)	200,000	202,792
Cape May County Municipal Utilities Authority		
Sewer Revenue, Refunding		
5.70%, 1/1/2005 (Insured; FSA)	405,000	411,119
Cinnaminson Sewage Authority, Sewer Revenue, Refunding		
2.50%, 2/1/2005 (Insured; FSA)	100,000	100,460
Township of Cranford, GO Notes, BAN 2%, 11/12/2004	850,000	851,321
Cumberland Regional High School District, GO Notes		
3.625%, 4/15/2005 (Insured; FSA)	185,000	187,636
Borough of Demarest, GO Notes		
3%, 12/15/2004 (Insured; FSA)	315,000	316,520
Dover, GO Notes, Water Utilities		
3.50%, 9/1/2004 (Insured; MBIA)	110,000	110,000
Township of Dover, GO Notes, BAN 3%, 6/23/2005	1,235,000	1,247,258

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New Jersey (continued)		
Township of East Brunswick, GO Notes, Refunding 4.50%, 4/1/2005	300,000	305,426
Township of Edison, GO Notes 4.80%, 1/1/2005 (Insured; AMBAC)	100,000	101,024
Township of Elk, GO Notes, Refunding 2%, 4/1/2005	165,000	165,807
Essex County Improvement Authority, Lease Revenue (Cogen Facilities Project) 5%, 1/1/2005 (Insured; FGIC)	150,000	151,833
Township of Evesham, GO Notes, Refunding General Improvement 2.50%, 12/15/2004 (Insured; FSA)	100,000	100,370
Township of Fairfield, GO Notes, BAN 3%, 6/10/2005	1,061,000	1,071,070
Folsom School District, GO Notes 4%, 4/15/2005 (Insured; MBIA)	110,000	111,820
Borough of Franklin, Sewer Revenue, Refunding 2%, 10/1/2004 (Insured; MBIA)	180,000	180,129
Franklin Lakes Board of Education, GO Notes 4.80%, 2/1/2005	500,000	507,455
Township of Galloway, GO Notes 4.25%, 12/15/2004 (Insured; FGIC)	100,000	100,868
Township of Hillsborough School District, GO Notes 4.25%, 2/1/2005 (Insured; MBIA)	200,000	202,553
Township of Irvington, GO Notes, BAN 1.75%, 3/18/2005	703,300	704,991
Township of Jackson, GO Notes 3%, 12/1/2004 (Insured; AMBAC)	750,000	753,325
Jersey City, GO Notes:		
Quality Public Improvement 4.50%, 10/1/2004 (Insured; AMBAC)	145,000	145,370
Refunding 6%, 10/1/2004	500,000	501,964
Water Improvement 5%, 9/1/2004 (Insured; FSA)	130,000	130,000
Linden, GO Notes, BAN 3%, 6/1/2005	2,370,000	2,391,774
Little Egg Harbor, GO Notes, General Improvement 3.30%, 11/15/2004 (Insured; AMBAC)	260,000	261,124
Township of Long Beach, GO Notes 3%, 12/1/2004 (Insured; MBIA)	165,000	165,717
Township of Manchester, GO Notes, Refunding 1.30%, 10/1/2004 (Insured; MBIA)	325,000	325,053
Township of Manchester Board of Education COP, Refunding 1.25%, 12/15/2004 (Insured; FSA)	735,000	735,000
Township of Maplewood, GO Notes, General Improvement 5%, 2/1/2005 (Insured; FSA)	100,000	101,536

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New Jersey (continued)		
Maywood, GO Notes, General Improvement		
3%, 1/15/2005 (Insured; FGIC)	100,000	100,690
Mercer County, GO Notes		
County College 4.85%, 10/15/2004	200,000	200,894
Mercer County Improvement Authority:		
LR, Governmental Leasing Program		
2%, 12/15/2004 (Insured; AMBAC)	830,000	831,887
Revenue, VRDN (Children's Home Society Project)		
1.41% (LOC; Wachovia Bank)	465,000 a	465,000
Township of Middletown Housing Authority		
Housing Revenue, Refunding (Alice V Tomaso)		
2%, 2/1/2005 (Insured; MBIA)	205,000	205,719
Monmouth County, GO Notes, Refunding		
2%, 9/1/2004	100,000	100,000
Township of Montgomery, GO Notes		
2.25%, 2/1/2005	100,000	100,453
Morris County, GO Notes		
General Improvement 4.625%, 9/15/2004	100,000	100,130
Mount Arlington, GO Notes, BAN 2.625%, 8/19/2005	1,150,000	1,160,074
State of New Jersey, GO Notes		
Refunding 5.625%, 2/15/2005	130,000	132,571
New Jersey Economic Development Authority:		
Revenue (Fellowship Village)		
9.25%, 1/1/2005 (LOC; BNP Paribas)	100,000 b	109,728
VRDN:		
EDR:		
(AJV Holdings LLC Project)		
1.38% (LOC; JPMorgan Chase Bank)	825,000 a	825,000
(ARND LLC Project)		
1.40% (LOC: Comerica Bank and Sovereign Bank)	4,950,000 a	4,950,000
(AVP Realty Holdings) 1.45% (LOC; PNC Bank)	250,000 a	250,000
(Challenge Printing Project)		
1.48% (LOC; Wachovia Bank)	1,645,000 a	1,645,000
(Hathaway Association LLC Project)		
1.48% (LOC; Wachovia Bank)	3,560,000 a	3,560,000
(Meridan Assisted Living)		
1.36% (Insured; FNMA and		
Liquidity Facility; FNMA)	1,250,000 a	1,250,000
(RCC Properties LLC Project)		
1.48% (LOC; Wachovia Bank)	2,110,000 a	2,110,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New Jersey (continued)		
New Jersey Economic Development Authority (continued):		
VRDN (continued):		
EDR (continued):		
Refunding:		
(R Realty Company Project)		
1.36% (LOC; Wachovia Bank)	1,575,000 a	1,575,000
(RDR Investment Company LLC)		
1.48% (LOC; Wachovia Bank)	500,000 a	500,000
(South Van Brunt Properties LLC)		
1.48% (LOC; Wachovia Bank)	1,915,000 a	1,915,000
(Stamato Realty LLC Project)		
1.37% (LOC; Valley National Bank)	4,700,000 a	4,700,000
(Stone Brothers Secaucus Project)		
1.37% (LOC; Valley National Bank)	1,755,000 a	1,755,000
(The Center School Project)		
1.35% (LOC; Bank of America)	1,300,000 a	1,300,000
(United Window and Door Manufacturing Inc.)		
1.48% (LOC; Wachovia Bank)	650,000 a	650,000
(Wearbest Sil-Tex Mills Project)		
1.48% (LOC; The Bank of New York)	2,525,000 a	2,525,000
IDR (Pennwell Holdings LLC Project)		
1.48% (LOC; Wachovia Bank)	2,990,000 a	2,990,000
Industrial Revenue:		
(Falcon Safety Products Project)		
1.34% (LOC; PNC Bank)	2,835,000 a	2,835,000
(Joe and James Moreng)		
1.43% (LOC; Wachovia Bank)	1,710,000 a	1,710,000
(Melrich Road Development Corporation)		
1.48% (LOC; Wachovia Bank)	2,370,000 a	2,370,000
Refunding (Station Plaza Park and Ride)		
1.43% (LOC; Wachovia Bank)	3,300,000 a	3,300,000
LR (Sommerset Hills YMCA Project)		
1.37% (LOC; Commerce Bank)	4,000,000 a	4,000,000
Private Schools Revenue (Stuart Country Day School) 1.40% (LOC; Allied Irish Bank)	2,600,000 a	2,600,000
Revenue:		
(Catholic Charities)		
1.36% (LOC; Wachovia Bank)	750,000 a	750,000
(Four Woodbury Mews Project)		
1.36% (LOC; Bank of America)	5,000,000 a	5,000,000
(School Facilities Construction)		
1.36% (Insured; AMBAC and Liquidity Facility; The Bank of New York)	2,995,000 a	2,995,000
Special Facility Revenue (Port Newark Container LLC) 1.35% (LOC; Citibank)	3,300,000 a	3,300,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New Jersey (continued)		
New Jersey Sports and Exposition Authority		
College and University Revenue, Refunding		
(Monmouth Park) 8%, 1/1/2005	1,450,000 b	1,510,697
New Jersey State Educational Facilities Authority:		
College and University Revenue		
(University of Medicine and Dentistry)		
5%, 12/1/2004 (Insured; AMBAC)	125,000	126,139
LR (Higher Education Equipment Leasing Fund)		
5%, 9/1/2004	575,000	575,000
Revenue:		
(Capital Improvement Fund) 5%, 9/1/2004	250,000	250,000
(Higher Education Facilities Trust Fund)		
5.125%, 9/1/2004 (Insured; AMBAC)	150,000	150,000
New Jersey State Housing and Mortgage Finance Authority:		
MFHR, VRDN 1.37% (Insured; FSA and Liquidity		
Facility; Lehman Brothers Holdings Inc.)	2,560,000 a	2,560,000
Revenue (Homebuyer):		
4.80%, 10/1/2004 (Insured; MBIA)	250,000	250,720
4.95%, 10/1/2004 (Insured; MBIA)	350,000	351,075
New Jersey State Transit Corporation, Government		
Fund/Grant Revenue 5.50%, 2/1/2005 (Insured; AMBAC)	100,000	101,777
New Jersey State Transportation Trust Fund Authority		
Transportation System:		
Fuel Sales Tax Revenue		
6.50%, 6/15/2005 (Insured; AMBAC)	500,000	518,427
Revenue 5.25%, 6/15/2005	165,000	169,672
New Jersey State Turnpike Authority, Turnpike Revenue		
5.25%, 1/1/2005 (Insured; MBIA)	1,335,000	1,352,670
New Jersey Waste Water Treatment Trust:		
Revenue 4.60%, 9/1/2004	225,000	225,000
Sewer Revenue 5%, 9/1/2004	150,000	150,000
Newark, GO Notes		
School Qualified Bond Act		
5.30%, 9/1/2004 (Insured; MBIA)	120,000	120,000
Newark Housing Authority, MFHR, VRDN		
1.46% (Liquidity Facility; Merrill Lynch)	980,000 a	980,000
Newton, GO Notes, Refunding		
2.50%, 10/1/2004 (Insured; AMBAC)	120,000	120,132
Ocean County, GO Notes		
College Capital Improvement 2%, 10/1/2004	303,000	303,222
Ocean County Utilities Authority, Wastewater Revenue		
Refunding 5%, 1/1/2005	300,000	303,822

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New Jersey (continued)		
Paramus School District, GO Notes		
4.125%, 4/1/2005 (Insured; MBIA)	570,000	579,421
Paterson, GO Notes:		
BAN 2.75%, 6/24/2005	1,324,000	1,332,955
Refunding 5%, 2/15/2005 (Insured; MBIA)	200,000	203,428
City of Perth Amboy, GO Notes:		
General Improvement		
4.25%, 2/1/2005 (Insured; MBIA)	100,000	101,218
Refunding, Water Utility		
4.85%, 9/1/2004 (Insured; FSA)	265,000	265,000
Point Pleasant, GO Notes		
3.375%, 12/15/2004 (Insured; FGIC)	385,000	387,378
Port Authority of New York and New Jersey:		
Port, Airport and Marina Revenue:		
4.50%, 10/1/2004	100,000	100,272
2%, 11/1/2004	500,000	500,450
4.125%, 12/1/2004	100,000	100,708
Special Obligation Revenue, VRDN:		
Merlots Program 1.42% (Insured; MBIA and		
Liquidity Facility; Wachovia Bank)	795,000 [a]	795,000
(Versatile Structure) 1.36% (Liquidity Facility;		
Landesbank Hessen Thuringen Girozentrale)	3,300,000 [a]	3,300,000
Township of Princeton, GO Notes, General Improvement		
4.125%, 5/1/2005	400,000	406,618
Rahway Valley Sewerage Authority, Sewer Revenue		
2%, 2/1/2005	190,000	190,431
Rockaway Borough, GO Notes, General Improvement		
2.50%, 11/15/2004 (Insured; AMBAC)	190,000	190,521
Rockaway Valley Regional Sewerage Authority		
Revenue, Refunding 6%, 12/15/2004 (Insured; MBIA)	100,000	100,622
Rockleigh Borough, GO Notes, General Improvement		
3.25%, 7/15/2005	125,000	126,336
Rumson-Fair Haven Regional High School District		
GO Notes 2.50%, 2/1/2005 (Insured; FSA)	420,000	422,258
Salem County Improvement Authority, LR, Refunding		
(Correctional Facility and Court House)		
5%, 5/1/2005 (Insured; FGIC)	355,000	363,396

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New Jersey (continued)		
Salem County Industrial Pollution Control Finance Authority, Industrial Revenue, VRDN (EI Dupont) 1.10%	400,000 [a]	400,000
Salem County Pollution Control Financing Authority, PCR Refunding, VRDN (Atlantic City Electric Company) 1.35% (Insured; MBIA and Liquidity Facility; The Bank of New York)	290,000 [a]	290,000
Sayreville School District, GO Notes 4.625%, 3/1/2005 (Insured; FGIC)	120,000	122,048
Scotch Plains Township Senior Citizens Housing Corporation, Revenue, Refunding 2%, 9/1/2004 (Insured; FGIC)	170,000	170,000
Seaside Heights, GO Notes, General Improvement 3.50%, 12/1/2004 (Insured; AMBAC)	240,000	241,359
Secaucus School District, GO Notes, Temporary Notes 2.50%, 1/21/2005	2,168,338	2,177,475
Somerset County Improvement Authority, County Guaranteed Capital Equipment Revenue 2.70%, 3/15/2005	150,000	151,177
Township of South Brunswick, GO Notes:		
5.25%, 10/1/2004	100,000	100,331
Refunding 3.50%, 4/1/2005	350,000	353,747
South Plainfield, GO Notes, BAN 2%, 10/1/2004	902,500	903,122
Tobacco Settlement Financing Corporation, Revenue VRDN 1.46% (Liquidity Facility; Merrill Lynch)	4,995,000 [a]	4,995,000
Union County, GO Notes, General Improvement 4.75%, 2/1/2005	150,000	152,134
Union County Improvement Authority, Housing Revenue VRDN (Cedar Glen Housing Corporation) 1.32% (Insured; FNMA and Liquidity Facility FNMA)	6,000,000 [a]	6,000,000
Township of Upper Freehold, GO Notes, General Improvement 4%, 12/15/2004 (Insured; MBIA)	150,000	151,194
Township of Washington Board of Education Mercer County GO Notes 5.25%, 3/1/2005 (Insured; FSA)	140,000	142,785
Township of Wayne, GO Notes, General Improvement 4.85%, 10/1/2004	350,000	351,067
West Long Branch, GO Notes, BAN 2%, 2/10/2005	2,352,956	2,361,185

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
U.S. Related−.3%		
Territory of Guam, LOR, Infrastructure Improvement 5.25%, 11/1/2004 (Insured; AMBAC)	100,000	100,581
Guam Power Authority, Electric Power and Light Revenues 6%, 10/1/2004	100,000 b	102,389
University of Puerto Rico, College and University Revenue 5.10%, 6/1/2005 (Insured; MBIA)	205,000	210,523
Total Investments (cost $129,620,864)	**95.2%**	**129,620,864**
Cash and Receivables (Net)	**4.8%**	**6,487,419**
Net Assets	**100.0%**	**136,108,283**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**GO**	General Obligation
BAN	Bond Anticipation Notes	**IDR**	Industrial Development Revenue
COP	Certificate of Participation	**LOC**	Letter of Credit
EDR	Economic Development Revenue	**LOR**	Limited Obligation Revenue
FGIC	Financial Guaranty Insurance Company	**LR**	Lease Revenue
		MBIA	Municipal Bond Investors Assurance Insurance Corporation
FNMA	Federal National Mortgage Association	**MFHR**	Multi-Family Housing Revenue
		PCR	Pollution Control Revenue
FSA	Financial Security Assurance	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	41.2
AAA, AA, A [c]		Aaa, Aa, A [c]		AAA, AA, A [c]	23.5
Not Rated [d]		Not Rated [d]		Not Rated [d]	35.3
					100.0

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[c] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

[d] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

[e] *At August 31, 2004, the fund had $38,180,000 (28.1% of net assets) invested in securities whose payment of principal and interest is dependent upon revenues generated from industrial revenue.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

August 31, 2004

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	129,620,864	129,620,864
Receivable for investment securities sold		6,070,439
Interest receivable		537,781
Prepaid expenses		6,077
		136,235,161
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(b)		37,691
Cash overdraft due to Custodian		47,990
Payable for shares of Common Stock redeemed		6
Accrued expenses		41,191
		126,878
Net Assets ($)		**136,108,283**
Composition of Net Assets ($):		
Paid-in capital		136,111,438
Accumulated net realized gain (loss) on investments		(3,155)
Net Assets ($)		**136,108,283**
Shares Outstanding		
(1 billion shares of $.001 par value Common Stock authorized)		136,111,438
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended August 31, 2004

Investment Income ($):	
Interest Income	**1,584,960**
Expenses:	
Management fee–Note 2(a)	693,882
Shareholder servicing costs–Note 2(b)	77,311
Professional fees	32,678
Custodian fees	18,820
Registration fees	11,421
Prospectus and shareholders' reports	9,756
Directors' fees and expenses–Note 2(c)	4,790
Miscellaneous	27,898
Total Expenses	**876,556**
Less–reduction in management fee due to undertaking–Note 2(a)	(252,120)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(17,241)
Net Expenses	**607,195**
Investment Income–Net, representing net increase in net assets resulting from operations	**977,765**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended August 31,	
	2004	2003
Operations ($):		
Investment income−net	977,765	1,237,240
Net realized gain (loss) on investments	−	(949)
Net Increase (Decrease) in Net Assets Resulting from Operations	**977,765**	**1,236,291**
Dividends to Shareholders from ($):		
Investment income−net	**(977,765)**	**(1,237,240)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	68,862,543	85,449,519
Dividends reinvested	956,923	1,212,096
Cost of shares redeemed	(75,810,327)	(69,407,084)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(5,990,861)**	**17,254,531**
Total Increase (Decrease) in Net Assets	**(5,990,861)**	**17,253,582**
Net Assets ($):		
Beginning of Period	142,099,144	124,845,562
End of Period	**136,108,283**	**142,099,144**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended August 31,				
	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income—net	.007	.009	.014	.032	.033
Distributions:					
Dividends from investment income—net	(.007)	(.009)	(.014)	(.032)	(.033)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.71	.89	1.46	3.26	3.32
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.63	.63	.62	.61	.63
Ratio of net expenses to average net assets	.44	.45	.45	.45	.45
Ratio of net investment income to average net assets	.70	.87	1.45	3.21	3.27
Net Assets, end of period ($ x 1,000)	136,108	142,099	124,846	127,589	122,340

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC New Jersey Municipal Money Market Fund (the "fund") is a separate non-diversified series of Dreyfus Municipal Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series, including the fund. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and New Jersey state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold without a sales charge.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investment represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the

Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At August 31, 2004, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $3,155 is available to be applied against future net securities profits, if any, realized subsequent to August 31, 2004. If not applied, $1,514 of the carryover expires in fiscal 2007, $692 expires in fiscal 2010 and $949 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended August 31, 2004 and August 31, 2003, were all tax exempt income.

At August 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, until such time as it gives shareholders at least 90 days' notice to the contrary, to reduce the management fee paid by the fund, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .45 of 1% of the value of the fund's average daily net assets. The Manager has committed to continue this undertaking at least until January 1, 2005. The reduction in management fee, pursuant to the undertaking, amounted to $252,120 during the period ended August 31, 2004.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended August 31, 2004, the fund was charged $58,014 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2004, the fund was charged $8,943 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $57,399, shareholder services plan fees $310 and transfer agency per account fees $1,545, which are offset against an expense reimbursement currently in effect in the amount of $21,563.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Effective October 15, 2003, annual retainer fees and attendance fees are allocated to each fund based on net assets. Prior to October 15, 2003, each director who is not an "affiliated person" as defined in the Act received from the fund an annual fee of $1,000 and an attendance fee of $250 per meeting. The Chairman of the Board received an additional 25% of such compensation and continues to do so under the new compensation structure.

NOTE 3—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors, and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus BASIC New Jersey Municipal Money Market Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus BASIC New Jersey Municipal Money Market Fund (one of the funds comprising Dreyfus Municipal Funds, Inc.) as of August 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of August 31, 2004 by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus BASIC New Jersey Municipal Money Market Fund at August 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
October 8, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal year ended August 31, 2004 as "exempt-interest dividends" (not subject to regular federal and, for individuals who are New Jersey residents, New Jersey personal income taxes).

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

————————————

David W. Burke (68)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 83

————————————

Samuel Chase (72)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

No. of Portfolios for which Board Member Serves: 15

————————————

Gordon J. Davis (63)
Board Member (1995)

Principal Occupation During Past 5 Years:
• Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP
• President, Lincoln Center for Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies, Inc., a life insurance company, Director
• Board Member/Trustee for several not–for–profit groups

No. of Portfolios for which Board Member Serves: 25

Joni Evans (62)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Senior Vice President of the William Morris Agency

No. of Portfolios for which Board Member Serves: 15

———————————

Arnold S. Hiatt (77)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Chairman of The Stride Rite Charitable Foundation

Other Board Memberships and Affiliations:
• Isabella Stewart Gardner Museum, Trustee
• John Merck Fund, a charitable trust, Trustee
• Business for Social Responsibility, Chairman

No. of Portfolios for which Board Member Serves: 15

———————————

Burton N. Wallack (53)
Board Member (1991)

Principal Occupation During Past 5 Years:
• President and co-owner of Wallack Management Company, a real estate management company

No. of Portfolios for which Board Member Serves: 15

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

JOHN B. HAMMALIAN, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 37 investment companies (comprised of 46 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since February 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 95 investment companies (comprised of 199 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since March 2000.

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 30 investment companies (comprised of 59 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since August 1981.

ROBERT S. ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 85 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus BASIC
New Jersey Municipal
Money Market Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

Beginning with the fund's fiscal quarter ending November 30, 2004, the fund will file its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q will be available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.



© 2004 Dreyfus Service Corporation   0127AR0804

Dreyfus Premier Select Municipal Bond Fund

ANNUAL REPORT August 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Premier Select Municipal Bond Fund covers the 12-month period from September 1, 2003, through August 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Douglas Gaylor.

The U.S. economy alternated between signs of strength and weakness during the reporting period, causing heightened volatility in the municipal bond market. Although the Federal Reserve Board twice raised short-term interest rates toward the end of the reporting period, municipal bond prices have generally held up better than many analysts expected, as investors apparently have revised their economic expectations in response to the situation in Iraq, higher energy prices and some disappointing labor statistics.

Recent market volatility and the move to a less accommodative monetary policy may be signaling the beginning of a new phase in the economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for you to stay in close contact with your financial advisor, who can help you position your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
September 15, 2004



DISCUSSION OF FUND PERFORMANCE

Douglas Gaylor, Portfolio Manager

How did Dreyfus Premier Select Municipal Bond Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2004, the fund produced total returns of 7.27% for Class A shares, 6.85% for Class B shares, 6.58% for Class C shares and 7.73% for Class Z shares.[1,2] In comparison, the fund's benchmark, the Lehman Brothers Municipal Bond Index, achieved a total return of 7.11% for the reporting period.[3] In addition, the fund is reported in the Lipper General Municipal Debt Funds category. During the reporting period, the average total return for all funds reported in the category was 6.44%.[4]

Although investors' concerns regarding the potential effects of a stronger economy caused heightened market volatility, municipal bond prices ended the reporting period higher than where they began. The fund produced higher returns than its Lipper category average, and was in line with its benchmark, primarily because of relatively high levels of income from its longstanding, core holdings.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax.

The dollar-weighted average maturity of the fund normally exceeds 10 years, but there are no specific requirements with respect to average portfolio maturity. The fund will invest at least 65% of its assets in municipal bonds with an A or higher credit rating, or the unrated equivalent as determined by Dreyfus. The remaining 35% of the fund's assets may be invested in municipal bonds with a credit quality lower than A, including bonds of below investment-grade credit quality ("high-yield" or "junk" bonds).

The portfolio manager may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, the portfolio manager may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. The portfolio manager focuses on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The portfolio's allocation to either discount bonds or premium bonds will change along with the portfolio manager's changing views of the current interest-rate and market environment. The portfolio manager also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

When the reporting period began, municipal bonds had just suffered one of the most severe six-week declines in their history, but prices gradually recovered over the closing months of 2003 and the first quarter of 2004 as inflation and interest rates remained low. In April 2004, however, signs of a stronger job market and higher energy prices sparked renewed concerns that long-dormant inflationary forces might resurface, which many investors believed might prompt the Federal Reserve Board (the "Fed") to raise short-term interest rates sooner than they previously had expected. As a result, tax-exempt bond prices fell sharply in the spring of 2004.

The spring's losses were largely recouped later in the reporting period, when new data suggested that the U.S. economy might not be as strong as investors previously believed. Indeed, despite two short-term interest-rate increases by the Fed, the bond market generally rallied in the late spring and summer of 2004. In addition, the strengthening economy began to produce better fiscal conditions for many states and municipalities. As a result, the supply of newly issued municipal securities declined compared to the same period one year earlier, helping to support municipal bond prices.

In this environment, we maintained an investment posture that included a generally neutral average duration and a focus on income-oriented bonds with maturities in the 15- to 20-year range. This strategy helped us capture higher yields without incurring the risks of longer-dated securities. We also continued to upgrade the fund's overall credit quality as holdings of lower-rated securities matured or were redeemed or pre-refunded by their issuers.

What is the fund's current strategy?

As of the end of the reporting period, we continued to maintain the fund's generally defensive positioning in the expectation that short-term interest rates are likely to continue to move higher. In our view, these are prudent strategies as investors adjust to the next phase of the economic cycle.

September 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Performance figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in which shareholders are given at least 90 days' notice, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *Class Z is not subject to any initial or deferred sales charge.*

[3] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[4] *SOURCE: Lipper Inc.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Select Municipal Bond Fund Class Z shares and the Lehman Brothers Municipal Bond Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class Z shares of Dreyfus Premier Select Municipal Bond Fund on 8/31/94 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class A, Class B and Class C shares will vary from the performance of Class Z shares shown above due to differences in charges and expenses.

The fund's performance shown in the line graph takes into account all applicable fees and expenses for Class Z shares. The fund invests primarily in municipal securities and its performance shown in the line graph takes into account fees and expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. The Index does not take into account charges, fees and other expenses which can contribute to the Index potentially outperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 8/31/04*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class Z shares		7.73%	6.32%	6.48%	
Class A shares					
with maximum sales charge (4.5%)	**3/31/03**	**2.47%**	**–**	**–**	**1.40%**
without sales charge	**3/31/03**	**7.27%**	**–**	**–**	**4.73%**
Class B shares					
with applicable redemption charge †	**3/31/03**	**2.85%**	**–**	**–**	**1.50%**
without redemption	**3/31/03**	**6.85%**	**–**	**–**	**4.26%**
Class C shares					
with applicable redemption charge ††	**3/31/03**	**5.58%**	**–**	**–**	**3.97%**
without redemption	**3/31/03**	**6.58%**	**–**	**–**	**3.97%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

†   The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.

†† The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

UNDERSTANDING YOUR FUND'S EXPENSES

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Select Municipal Bond Fund from March 1, 2004 to August 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended August 31, 2004

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000†	$ 3.53	$ 6.09	$ 7.19	$ 2.22
Ending value (after expenses)	$1,004.00	$1,001.60	$1,000.20	$1,006.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total costs) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended August 31, 2004

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000†	$ 3.56	$ 6.14	$ 7.25	$ 2.24
Ending value (after expenses)	$1,021.62	$1,019.05	$1,017.95	$1,022.92

† Expenses are equal to the fund's annualized expense ratio of .70% for Class A, 1.21% for Class B, 1.43% for Class C and .44% for Class Z; multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

August 31, 2004

Long-Term Municipal Investments−94.7%	Principal Amount ($)	Value ($)
Alabama−.5%		
Florence, Warrants		
5.75%, 9/1/2015 (Insured; MBIA)	1,000,000	1,048,740
Arizona−.5%		
Arizona School Facilities Board, Revenue		
(State School Improvement) 5%, 7/1/2018	1,025,000	1,111,582
Arkansas−3.1%		
Beaver Water District,		
Benton and Washington Counties, Water Revenue		
5%, 11/15/2016 (Insured; AMBAC)	1,400,000	1,514,842
Board of Trustees of the University of Arkansas,		
Various Facility Revenue (Fayetteville Campus):		
5.50%, 12/1/2017 (Insured; FGIC)	2,865,000	3,241,662
5.50%, 12/1/2017 (Insured; FSA)	1,695,000	1,911,468
California−20.5%		
California:		
GO:		
5.25%, 10/1/2016	4,070,000	4,224,416
5.25%, 9/1/2017 (Insured; MBIA)	1,800,000	1,970,676
Veterans 5.45%, 12/1/2024 (Insured; FSA)	3,430,000	3,516,710
California Department of Water Resouces:		
Power Supply Revenue		
5.375%, 5/1/2017 (Insured; XLCA)	4,000,000	4,429,880
Water Revenue (Central Valley Project)		
5%, 12/1/2015 (Insured; FGIC)	2,000,000	2,178,100
California Public Works Board, LR		
(Department of Corrections)		
5.25%, 3/1/2021 (Insured; AMBAC)	1,000,000	1,066,630
Clovis Public Financing Authority,		
Water Revenue		
5%, 3/1/2019 (Insured; AMBAC)	2,005,000	2,135,626
Desert Sands Unified School District, COP:		
5.25%, 3/1/2015 (Insured; MBIA)	1,025,000	1,131,713
5.25%, 3/1/2016 (Insured; MBIA)	1,080,000	1,186,672
East Bay Municipal Utility District,		
Water System Revenue		
5%, 6/1/2021 (Insured; MBIA)	1,125,000	1,176,345
East Side Union High School District,		
GO (County of Santa Clara, 2002 Election Series):		
5%, 8/1/2017 (Insured; FGIC)	1,290,000	1,397,057
5%, 8/1/2018 (Insured; FGIC)	1,345,000	1,448,659
5%, 8/1/2019 (Insured; FGIC)	1,410,000	1,508,827

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
Fullerton Joint Union High School District		
5%, 8/1/2018 (Insured; FSA)	760,000	816,187
Glendale Community College District:		
Zero Coupon, 8/1/2019 (Insured; FGIC)	1,130,000	560,593
Zero Coupon, 8/1/2020 (Insured; FGIC)	1,200,000	559,224
Zero Coupon, 8/1/2021 (Insured; FGIC)	1,520,000	666,307
Glendora Unified School District, GO:		
Zero Coupon, 8/1/2026 (Insured; FGIC)	2,575,000	808,679
Zero Coupon, 8/1/2027 (Insured; FGIC)	2,000,000	587,840
Lynwood Unified School District,		
GO (County of Los Angeles)		
5%, 8/1/2021 (Insured; FSA)	700,000	740,467
Nevada Joint Union High School District		
(Nevada and Yuba Counties)		
GO 5%, 8/1/2022 (Insured; FSA)	1,160,000	1,214,358
Placer Union High School District:		
Zero Coupon, 8/1/2027 (Insured; FSA)	4,110,000	1,208,011
Zero Coupon, 8/1/2028 (Insured; FSA)	4,000,000	1,111,920
Redevelopment Agency of the City		
of Corona, Merger Downtown and Amended		
Project Area A (2004 Tax Allocation)		
5%, 9/1/2018 (Insured; FGIC)	1,520,000	1,630,656
San Jose,		
(Library Parks and Public Safety Projects)		
5%, 9/1/2019	1,575,000	1,675,832
San Juan Unified School District:		
5.25%, 8/1/2019 (Insured; MBIA)	1,295,000	1,417,896
5.25%, 8/1/2020 (Insured; MBIA)	1,425,000	1,551,312
Tustin Unified School District, Special Tax		
(Senior Lien Community Facilities District 97)		
Zero Coupon, 9/1/2021 (Insured; FSA)	1,615,000	701,588
Walnut Valley Unified School District		
6.50%, 8/1/2019 (Insured; FGIC)	1,765,000	1,816,414
Colorado—2.3%		
Colorado Health Facilities Authority, Revenue		
Revenue (Porter Place) 5.875%, 1/20/2020	1,940,000	2,093,551
Northwest Parkway Public Highway		
Authority, Senior Revenue		
Zero Coupon, 6/15/2026 (Insured; FSA)	10,000,000	2,917,900

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Delaware—4.9%		
Delaware Economic Development Authority, Revenue (Pollution Control Delmarva Project) 5.20%, 2/1/2019 (Insured; AMBAC)	6,000,000	6,428,520
Delaware Housing Authority, Revenue 5.40%, 7/1/2024	1,695,000	1,735,290
Sussex County 5.70%, 10/15/2012	215,000	220,207
The City of Wilmington, MFHR (GNMA Collateralized Mortgage Loan–Market Street Mews Project) 5.45%, 9/20/2022	2,250,000	2,358,923
Florida—3.7%		
Florida Intergovernmental Finance Commission, Capital Revenue 5.125%, 2/1/2031 (Insured; AMBAC)	3,500,000	3,582,425
Jacksonville Electric Authority, Revenue 5%, 10/1/2013	1,000,000	1,034,440
School Board of Saint Lucie County, COP (Florida Master Lease Program) 5%, 7/1/2018 (Insured; FSA)	1,635,000	1,756,203
Winter Park, Water and Sewer Revenue 5.375%, 12/1/2019 (Insured; AMBAC)	1,525,000	1,681,724
Georgia—2.1%		
Atlanta, Water and Wastewater Revenue 5.50%, 11/1/2018 (Insured; FGIC)	1,200,000	1,399,548
De Kalb County Housing Authority, MFHR (Longleaf Apartments Project) 5.45%, 10/20/2024	1,540,000	1,657,641
Development Authority of Bulloch County, Student Housing LR (Georgia Southern University Project) 5%, 8/1/2018 (Insured; AMBAC)	1,470,000	1,570,401
Idaho—7.4%		
Boise State University, Revenues: 5.375%, 4/1/2022 (Insured; FGIC)	3,000,000	3,274,590
Student Union and Housing System 5%, 4/1/2017 (Insured; AMBAC)	1,015,000	1,101,529
Caldwell, Parity Lien Sewer Revenue 5.75%, 9/1/2018 (Insured; FSA)	2,625,000	3,006,413

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Idaho (continued)		
Canyon County School District Number 132 (Caldwell) GO 5.25%, 7/30/2016 (Insured; MBIA)	1,405,000	1,575,033
Idaho Housing and Finance Association 5.55%, 1/1/2033	485,000	501,805
(Single Family Mortgage) 5.625%, 7/1/2015	910,000	915,232
Idaho State University, General Improvement Revenue:		
5%, 4/1/2016 (Insured; FSA)	2,315,000	2,522,956
5%, 4/1/2017 (Insured; FSA)	1,930,000	2,093,066
The Regents of the University of Idaho, Student Fee Revenue 5%, 4/1/2014 (Insured; FSA)	1,080,000	1,190,171
Kentucky—.5%		
Kentucky Turnpike Authority, Economic Development Road Revenue (Revitalization Projects):		
5.625%, 7/1/2010 (Insured; AMBAC) (Prerefunded 7/1/2005)	745,000 [a]	785,535
5.625%, 7/1/2010 (Insured; AMBAC)	255,000	268,433
Louisiana—2.9%		
Louisiana Office Facilities Corp., LR (Capital Complex Program) 5.25%, 3/1/2017 (Insured; MBIA)	3,000,000	3,264,330
Orleans Parish School Board 5.20%, 2/1/2014 (Insured; FGIC)	3,000,000	3,105,210
Maine—2.9%		
Maine Housing Authority (Mortgage Purchase):		
5.85%, 11/15/2020	1,230,000	1,315,264
5.35%, 11/15/2021	4,680,000	4,929,210
Maryland—4.3%		
Community Development Administration, Maryland Department of Housing and Community Development:		
Housing 5.95%, 7/1/2023	2,695,000	2,792,155
Multi-Family Housing Revenue (Insured Mortgage Loans) 5.30%, 5/15/2022	435,000	459,156
Residential Revenue:		
5.30%, 9/1/2012	800,000	842,992
5.40%, 9/1/2013	755,000	797,408
5.55%, 9/1/2015	790,000	826,435
(Single Family Program) 4.75%, 4/1/2013	2,090,000	2,216,675

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Maryland (continued)		
Hyattsville, Special Obligation (University Town Center Project) 5.60%, 7/1/2024	1,500,000	1,508,250
Massachusetts–.8%		
Massachusetts Health and Educational Facilities Authority, Revenue (Mount Auburn Hospital Issue) 6.30%, 8/15/2024 (Insured; MBIA)	750,000	767,580
Massachusetts Housing Finance Agency, SFHR 7.125%, 6/1/2025	110,000	110,108
Massachusetts Industrial Finance Agency, Health Care Facility Revenue (Metro Health Foundation Inc. Project) 6.75%, 12/1/2027	1,000,000	960,180
Michigan–2.7%		
Cadillac Area Public Schools 5.375%, 5/1/2017 (Insured; FGIC)	1,665,000	1,748,716
Kalamazoo Hospital Finance Authority, Hospital Facility Revenue (Burgess Medical Center) 6.25%, 6/1/2014 (Insured; FGIC)	1,000,000	1,217,590
Livingston County (Marion Sanitary Sewer Systems Number 1) 5.125%, 6/1/2019	2,100,000	2,229,654
Michigan Municipal Bond Authority, Revenue (Local Government Loan Program) 6.125%, 12/1/2018 (Insured; FGIC)	750,000	773,085
Missouri–3.2%		
Cape Girardeau County Industrial Development Authority, MFHR (Cape La Croix) 6.40%, 6/20/2031	1,245,000	1,295,472
Greene County Reorganized School District, Number R 02 (Building–Missouri Direct Deposit Program) 5%, 3/1/2019 (Insured; FSA)	1,350,000	1,443,960
Missouri Housing Development Commission, MFHR:		
5.25%, 12/1/2016	2,040,000	2,183,086
5.375%, 12/1/2018	1,950,000	2,083,009
Montana–1.2%		
Montana Board of Housing, Single Family Mortgage 5.60%, 12/1/2023	2,550,000	2,634,762
Nebraska–1.2%		
Municipal Energy Agency of Nebraska, Power Supply System Revenue 5.25%, 4/1/2016 (Insured; AMBAC)	2,305,000	2,543,936

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New Hampshire—2.6%		
New Hampshire Higher Educational and Health Facilities Authority, HR (Androscoggin Valley Hospital) 5.75%, 11/1/2017	1,475,000	1,542,245
New Hampshire Housing Finance Authority:		
Multi-Family Revenue:		
5.05%, 7/1/2012	1,505,000	1,586,014
5.15%, 7/1/2013	2,340,000	2,455,198
Mortgage Revenue		
6.85%, 7/1/2014	20,000	20,190
New Jersey—.6%		
New Jersey Turnpike Authority, Turnpike Revenue:		
6.50%, 1/1/2016	750,000	913,492
6.50%, 1/1/2016	250,000	302,925
New Mexico—1.0%		
New Mexico Finance Authority, Court Facilities Fee Revenue 5%, 6/15/2016 (Insured; MBIA)	1,920,000	2,072,122
New York—2.2%		
New York City Municipal Water Finance Authority, Water and Sewer System Revenue 5.125%, 6/15/2021 (Insured; MBIA)	2,000,000	2,125,220
New York State Thruway Authority:		
(Highway and Bridge Trust Fund) 5%, 4/1/2016 (Insured; FGIC)	1,000,000	1,070,790
(State Personal Income Tax Revenue-Transportation) 5%, 3/15/2020 (Insured; MBIA)	1,575,000	1,675,642
North Carolina—3.9%		
North Carolina Housing Finance Agency (Home Ownership) 5.875%, 7/1/2031	8,155,000	8,463,585
Ohio—3.4%		
Village of Groveport, Income Tax Receipt (Special Obligations):		
5%, 12/1/2017 (Insured; MBIA)	3,535,000	3,805,569
5%, 12/1/2018 (Insured; MBIA)	1,000,000	1,069,980
Lorain, Hospital Improvement Revenue (Lakeland Community Hospital, Inc.) 6.50%, 11/15/2012	875,000	884,599
Sharonville 5.25%, 6/1/2017 (Insured; FGIC)	1,480,000	1,636,643

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Oregon−1.5%		
Oregon Bond Bank, Revenue (Economic Community Development Department) 5.50%, 1/1/2014 (Insured; MBIA)	1,190,000	1,323,125
Oregon Housing and Community Services Department, SFMR (Mortgage Program) 6.45%, 7/1/2026	350,000	360,311
Sweet Home School District Number 55, Linn County, GO 5.50%, 6/15/2020 (Insured; FSA)	1,375,000	1,534,184
Pennsylvania−2.8%		
Dauphin County General Authority, Office and Packaging Revenue (Riverfront Office) 6%, 1/1/2025	2,000,000	1,789,560
Ephrata Area School District 5%, 4/15/2013 (Insured; FGIC)	150,000	164,416
Philadelphia Hospitals and Higher Education Facilities Authority, Revenue (Jefferson Health Systems) 5%, 5/15/2011	1,410,000	1,483,912
Washington County Industrial Development Authority, PCR (West Penn Power Co.) 6.05%, 4/1/2014 (Insured; AMBAC)	2,500,000	2,614,375
Rhode Island−.8%		
Rhode Island Consolidation Capital Development Loan 5.60%, 8/1/2010 (Insured; FGIC) (Prerefunded 8/1/2005)	1,620,000 [a]	1,696,999
Tennessee−.5%		
Sullivan County Industrial Board, Revenue 6.35%, 7/20/2027	1,000,000	1,043,030
Texas−4.6%		
Austin, Utility System Revenue 5.125%, 11/15/2016 (Insured; FSA)	2,000,000	2,140,140
Austin Convention Enterprises Inc., Convention Center Hotel First Tier Revenue 6.60%, 1/1/2021	1,500,000	1,569,570
Crosby Independent School District (Permanent School Fund Guaranteed) Zero Coupon, 2/15/2017	1,655,000	938,120
Dallas 5.25%, 2/15/2018	1,000,000	1,090,770

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Texas (continued)		
Little Elm Independent School District (Permanent School Fund Guaranteed) Zero Coupon, 8/15/2022	1,285,000	483,276
McKinney Independent School District (Permanent School Fund Guaranteed) 5.375%, 2/15/2019	1,500,000	1,645,185
North Harris Montgomery Community College District 5.375%, 2/15/2017 (Insured; FGIC)	1,945,000	2,155,546
Vermont—1.5%		
Vermont Municipal Bond Bank:		
5%, 12/1/2017 (Insured; MBIA)	820,000	889,101
5%, 12/1/2022 (Insured; MBIA)	2,270,000	2,385,657
Virginia—2.4%		
Hampton Redevelopment and Housing Authority, Senior Living Association Revenue 5.875%, 7/20/2016	1,825,000	1,917,090
Middle River Regional Jail Authority, Jail Facility Revenue 5%, 5/15/2019 (Insured; MBIA)	1,200,000	1,291,140
Riverside Regional Jail Authority, Jail Facilities Revenue 5.875%, 7/1/2014 (Insured; MBIA) (Prerefunded 7/1/2005)	475,000 [a]	501,828
Virginia Transportation Board, Transportation Revenue (U.S. Route 58 Corridor) 5%, 5/15/2017	1,300,000	1,398,345
Washington—1.2%		
Energy Northwest, Wind Project Revenue 5.875%, 7/1/2020	1,375,000	1,481,191
Seatac Local Option Transportation, Tax Revenue 6.50%, 12/1/2013 (Insured; MBIA)	45,000	46,086
Tacoma, Conservation Systems Project Revenue (Tacoma Public Utilities Division) 6.60%, 1/1/2015 (Prerefunded 1/1/2005)	1,000,000 [a]	1,017,460

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
West Virginia−.5%		
Pleasants County, PCR (West Penn Power Co.) 6.15%, 5/1/2015 (Insured; AMBAC)	1,000,000	1,048,260
Wisconsin−.5%		
Housing Authority of the City of MIwaukee, Multifamily Housing Revenue (Veterans Housing Projects) 5.10%, 7/1/2022	1,000,000	1,049,950
Total Long-Term Municipal Investments (cost $197,937,451)		**205,669,489**
Short-Term Municipal Investments−3.9%		
Florida−1.1%		
Collier County Health Facilities Authority, Revenue, VRDN (Cleveland Clinic Health) 1.35% (LOC; Bank One Corp.)	2,400,000 b	2,400,000
Pennsylvania−.9%		
Philadelphia Authority for Industrial Development Revenue, VRDN (Fox Chase Cancer Center) 1.35% (LOC; JP Morgan Chase Bank)	2,000,000 b	2,000,000
Texas−1.9%		
Harris County Health Facilities Development Corp., HR, VRDN (Methodist Hospital) 1.35%	4,000,000 b	4,000,000
Total Short-Term Municipal Investments (cost $8,400,000)		**8,400,000**
Total Investments (cost $206,337,451)	**98.6%**	**214,069,489**
Cash and Receivables (Net)	**1.4%**	**3,042,822**
Net Assets	**100.0%**	**217,112,311**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**LOC**	Letter of Credit
COP	Certificate of Participation	**LR**	Lease Revenue
FGIC	Financial Guaranty Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FSA	Financial Security Assurance	**MFHR**	Multi-Family Housing Revenue
GNMA	Government National Mortgage Association	**PCR**	Pollution Control Revenue
GO	General Obligation	**SFHR**	Single Family Housing Revenue
HR	Hospital Revenue	**SFMR**	Single Family Mortgage Revenue
		VRDN	Variable Rate Demand Note
		XLCA	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
AAA		Aaa		AAA	67.6
AA		Aa		AA	21.4
A		A		A	4.4
BBB		Baa		BBB	.7
F1		MIG1/P1		SP1/A1	3.9
Not Rated [c]		Not Rated [c]		Not Rated [c]	2.0
					100.0

[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[c] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
August 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	206,337,451	214,069,489
Cash		698,368
Interest receivable		2,528,427
Receivable for shares of Common Stock subscribed		1,642
Prepaid expenses		8,302
		217,306,228
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		57,259
Payable for shares of Common Stock redeemed		92,994
Accrued expenses		43,664
		193,917
Net Assets ($)		**217,112,311**
Composition of Net Assets ($):		
Paid-in capital		212,549,309
Accumulated net realized gain (loss) on investments		(3,169,036)
Accumulated net unrealized appreciation (depreciation) on investments		7,732,038
Net Assets ($)		**217,112,311**

Net Asset Value Per Share

	Class A	Class B	Class C	Class Z
Net Assets ($)	795,403	374,019	432,821	215,510,068
Shares Outstanding	57,435	27,000	31,247	15,553,480
Net Asset Value Per Share ($)	**13.85**	**13.85**	**13.85**	**13.86**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended August 31, 2004

Investment Income ($):	
Interest Income	**10,882,756**
Expenses:	
Management fee–Note 3(a)	1,355,580
Shareholder servicing costs–Note 3(c)	200,161
Professional fees	36,524
Custodian fees	27,477
Registration fees	16,519
Prospectus and shareholders' reports	15,695
Directors' fees and expenses–Note 3(d)	9,949
Distribution fees–Note 3(b)	1,782
Loan commitment fees–Note 2	1,661
Miscellaneous	29,541
Total Expenses	**1,694,889**
Less–reduction in management fee due to undertaking–Note 3(a)	(673,023)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(5,273)
Net Expenses	**1,016,593**
Investment Income-Net	**9,866,163**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(224,229)
Net unrealized appreciation (depreciation) on investments	7,093,321
Net Realized and Unrealized Gain (Loss) on Investments	**6,869,092**
Net Increase in Net Assets Resulting from Operations	**16,735,255**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended August 31,	
	2004	2003[a]
Operations ($):		
Investment income–net	9,866,163	11,628,810
Net realized gain (loss) on investments	(224,229)	1,451,792
Net unrealized appreciation (depreciation) on investments	7,093,321	(5,096,041)
Net Increase (Decrease) in Net Assets Resulting from Operations	**16,735,255**	**7,984,561**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(16,483)	(2,266)
Class B shares	(5,535)	(92)
Class C shares	(4,282)	(156)
Class Z shares	(9,782,063)	(11,565,789)
Net realized gain on investments:		
Class B shares	(45)	–
Class C shares	(38)	–
Class Z shares	(81,245)	–
Total Dividends	**(9,889,691)**	**(11,568,303)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	793,410	1,251,453
Class B shares	358,438	31,000
Class C shares	416,321	30,903
Class Z shares	13,444,626	37,428,192
Dividends reinvested:		
Class A shares	912	2,266
Class B shares	2,043	92
Class C shares	676	137
Class Z shares	6,314,834	7,523,340
Cost of shares redeemed:		
Class A shares	(1,246,541)	–
Class B shares	(22,745)	–
Class C shares	(14,586)	(6,647)
Class Z shares	(42,539,364)	(58,043,142)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(22,491,976)**	**(11,782,406)**
Total Increase (Decrease) in Net Assets	**(15,646,412)**	**(15,366,148)**
Net Assets ($):		
Beginning of Period	232,758,723	248,124,871
End of Period	**217,112,311**	**232,758,723**

| | Year Ended August 31, | |
	2004	2003[a]
Capital Share Transactions:		
Class A		
Shares sold	57,318	92,871
Shares issued for dividends reinvested	67	202
Shares redeemed	(93,023)	−
Net Increase (Decrease) in Shares Outstanding	**(35,638)**	**93,073**
Class B		
Shares sold	26,082	2,296
Shares issued for dividends reinvested	148	7
Shares redeemed	(1,533)	−
Net Increase (Decrease) in Shares Outstanding	**24,697**	**2,303**
Class C		
Shares sold	30,547	2,232
Shares issued for dividends reinvested	49	10
Shares redeemed	(1,094)	(497)
Net Increase (Decrease) in Shares Outstanding	**29,502**	**1,745**
Class Z		
Shares sold	979,759	2,721,183
Shares issued for dividends reinvested	458,989	547,656
Shares redeemed	(3,100,336)	(4,224,094)
Net Increase (Decrease) in Shares Outstanding	**(1,661,588)**	**(955,255)**

[a] *The fund changed to a four class fund on March 31, 2003. The existing shares were redesignated Class Z shares and the fund commenced offering Class A, Class B and Class C shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended August 31,	
Class A Shares	2004	2003[a]
Per Share Data ($):		
Net asset value, beginning of period	13.45	13.75
Investment Operations:		
Investment income–net[b]	.56	.15
Net realized and unrealized gain (loss) on investments	.40	(.20)
Total from Investment Operations	.96	(.05)
Distributions:		
Dividends from investment income–net	(.56)	(.25)
Dividends from net realized gain on investments	(.00)[c]	–
Total Distributions	(.56)	(.25)
Net asset value, end of period	13.85	13.45
Total Return (%)[d]	7.27	(.42)[e]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	.96	1.10[f]
Ratio of net expenses to average net assets	.70	.70[f]
Ratio of net investment income to average net assets	4.09	4.03[f]
Portfolio Turnover Rate	9.74	33.72
Net Assets, end of period ($ x 1,000)	795	1,251

[a] From March 31, 2003 (commencement of initial offering) to August 31, 2003.
[b] Based on average shares outstanding of each month end.
[c] Amount represents less than $.01 per share.
[d] Exclusive of sales charge.
[e] Not annualized
[f] Annualized.
See notes to financial statements.

	Year Ended August 31,	
Class B Shares	2004	2003[a]
Per Share Data ($):		
Net asset value, beginning of period	13.44	13.75
Investment Operations:		
Investment income—net[b]	.49	.20
Net realized and unrealized gain (loss) on investments	.41	(.29)
Total from Investment Operations	.90	(.09)
Distributions:		
Dividends from investment income—net	(.49)	(.22)
Dividends from net realized gain on investments	(.00)[c]	–
Total Distributions	(.49)	(.22)
Net asset value, end of period	13.85	13.44
Total Return (%)[d]	6.85	(.65)[e]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	1.58	2.28[f]
Ratio of net expenses to average net assets	1.19	1.20[f]
Ratio of net investment income to average net assets	3.56	4.87[f]
Portfolio Turnover Rate	9.74	33.72
Net Assets, end of period ($ x 1,000)	374	31

[a] *From March 31, 2003 (commencement of initial offering) to August 31, 2003.*
[b] *Based on average shares outstanding of each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Exclusive of sales charge.*
[e] *Not annualized*
[f] *Annualized.*

See notes to financial statements.

	Year Ended August 31,	
Class C Shares	2004	2003[a]
Per Share Data ($):		
Net asset value, beginning of period	13.44	13.75
Investment Operations:		
Investment income−net[b]	.45	.16
Net realized and unrealized gain (loss) on investments	.42	(.27)
Total from Investment Operations	.87	(.11)
Distributions:		
Dividends from investment income−net	(.46)	(.20)
Dividends from net realized gain on investments	(.00)[c]	−
Total Distributions	(.46)	(.20)
Net asset value, end of period	13.85	13.44
Total Return (%)[d]	6.58	(.80)[e]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	1.82	2.14[f]
Ratio of net expenses to average net assets	1.44	1.45[f]
Ratio of net investment income to average net assets	3.24	3.57[f]
Portfolio Turnover Rate	9.74	33.72
Net Assets, end of period ($ x 1,000)	433	23

[a] From March 31, 2003 (commencement of initial offering) to August 31, 2003.
[b] Based on average shares outstanding of each month end.
[c] Amount represents less than $.01 per share.
[d] Exclusive of sales charge.
[e] Not annualized
[f] Annualized.

See notes to financial statements.

Class Z Shares	Year Ended August 31,				
	2004	2003[a]	2002[b]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	13.44	13.66	13.69	13.11	12.98
Investment Operations:					
Investment income−net	.60[c]	.64[c]	.66[c]	.67	.66
Net realized and unrealized gain (loss) on investments	.42	(.23)	(.03)	.58	.13
Total from Investment Operations	1.02	.41	.63	1.25	.79
Distributions:					
Dividends from investment income−net	(.60)	(.63)	(.65)	(.67)	(.66)
Dividends from net realized gain on investments	(.00)[d]	−	(.01)	(.00)[d]	(.00)[d]
Total Distributions	(.60)	(.63)	(.66)	(.67)	(.66)
Net asset value, end of period	13.86	13.44	13.66	13.69	13.11
Total Return (%)	7.73	3.10	4.72	9.80	6.41
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.75	.74	.74	.77	.78
Ratio of net expenses to average net assets	.45	.45	.45	.45	.45
Ratio of net investment income to average net assets	4.37	4.62	4.90	5.01	5.22
Portfolio Turnover Rate	9.74	33.72	31.28	53.90	58.05
Net Assets, end of period ($ x 1,000)	215,510	231,453	248,125	260,346	227,010

[a] *The fund commenced offering four classes of shares on March 31, 2003. The existing shares were redesignated Class Z shares.*

[b] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended August 31, 2002 was to increase net investment income and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.86% to 4.90%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[c] *Based on average shares outstanding at each month end.*

[d] *Amount represents less than $.01 per share.*

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Select Municipal Bond Fund (the "fund") is a separate non-diversified series of Dreyfus Municipal Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series including the fund. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation ("Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers four classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized) and Class Z (200 million shares authorized). Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class Z shares are closed to new investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At August 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $179,321, accumulated capital losses $3,117,898 and unrealized appreciation $7,773,393. In addition, the fund had $230,459 of capital losses realized after October 31, 2003, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to August 31, 2004. If not applied, $1,093,089 of the carryover expires in fiscal 2008, $746,743 expires in fiscal 2009 and $1,278,066 expires in fiscal 2010.

The tax character of distributions paid to shareholders during the fiscal periods ended August 31, 2004 and August 31, 2003, were as follows: tax exempt income $9,808,363 and $11,568,303, respectively, and ordinary income $81,328 and $0, respectively.

During the period ended August 31, 2004, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $57,800, increased net realized gain (loss) on investments by $182,244 and decreased paid-in capital by $124,444. Net assets were not affected by this reclassification

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of the borrowings. During the period ended August 31, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement (the "Agreement") with the Manager, the management fee is computed at the annual rate of .60 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, until such time as it gives shareholders at least 90 days' notice to the contrary, to waive receipt of its fees and/or assume the expenses of the fund so that fund expenses, exclusive of shareholder services plan fees, Rule 12b-1 distribution plan fees, taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, do not exceed an annual rate of .45 of 1% of the value of the fund's average daily net assets. The Manager has committed to continue this undertaking at least until January 1, 2005. The reduction in management fee, pursuant to the undertaking, amounted to $673,023 during the period ended August 31, 2004.

During the period ended August 31, 2004, the Distributor retained $7,675 from commissions earned on sales of the fund's Class A shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended August 31, 2004, Class B and Class C shares were charged $783 and $999, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan applicable to Class Z shares, the Class Z shares reimburse the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the average daily net assets attributable to Class Z shares for certain allocated expenses with respect to servicing and/or maintaining Class Z shareholder accounts. The services provided may include personal services relating to Class Z shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of Class Z shareholder accounts. During the period ended August 31, 2004, Class Z shares were charged $125,124 pursuant to the Shareholder Services Plan.

Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class A, Class B and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended August 31, 2004, Class A, Class B and Class C shares were charged $1,014, $391 and $333, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended August 31, 2004, the fund was charged $46,879 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $109,643, Rule 12b-1 distribution plan fees $416 and shareholder services plan fees $330, which are offset against an expense reimbursement currently in effect in the amount of $53,130.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Effective October 15, 2003, annual retainer fees and attendance fees are allocated to each fund based on net assets. Prior to October 15, 2003, each director who is not an "affiliated person" as defined in the Act received from the fund an annual fee of $1,000 and an attendance fee of $250 per meeting. The Chairman of the Board received an additional 25% of such compensation and continues to do so under the new compensation structure.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended August 31, 2004, amounted to $21,361,636, and $53,382,684, respectively.

At August 31, 2004, the cost of investments for federal income tax purposes was $206,296,096; accordingly, accumulated net unrealized appreciation on investments was $7,773,393, consisting of $8,100,480 gross unrealized appreciation and $327,087 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the

Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors, and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption <u>In re Dreyfus Mutual Funds Fee Litigation</u>, and a con-solidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defen-dants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Premier Select Municipal Bond Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Select Municipal Bond Fund (one of the funds comprising Dreyfus Municipal Funds, Inc.) as of August 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of August 31, 2004 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Select Municipal Bond Fund at August 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
October 8, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended August 31, 2004 as "exempt-interest dividends" (not generally subject to regular federal income tax).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2004 calendar year on Form 1099-DIV which will be mailed by January 31, 2005.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size
  companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard
  mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

————————

David W. Burke (68)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 83

————————

Samuel Chase (72)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

No. of Portfolios for which Board Member Serves: 15

————————

Gordon J. Davis (63)
Board Member (1995)

Principal Occupation During Past 5 Years:
• Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae LLP
• President, Lincoln Center for Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies, Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 25

Joni Evans (62)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Senior Vice President of the William Morris Agency

No. of Portfolios for which Board Member Serves: 15

———————————

Arnold S. Hiatt (77)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Chairman of The Stride Rite Charitable Foundation

Other Board Memberships and Affiliations:
• Isabella Stewart Gardner Museum, Trustee
• John Merck Fund, a charitable trust, Trustee
• Business for Social Responsibility, Chairman

No. of Portfolios for which Board Member Serves: 15

———————————

Burton N. Wallack (53)
Board Member (1991)

Principal Occupation During Past 5 Years:
• President and co-owner of Wallack Management Company, a real estate management company

No. of Portfolios for which Board Member Serves: 15

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

JOHN B. HAMMALIAN, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 37 investment companies (comprised of 46 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since February 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 95 investment companies (comprised of 199 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since March 2000.

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 30 investment companies (comprised of 59 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since August 1981.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 85 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Premier
Select Municipal
Bond Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

Beginning with the fund's fiscal quarter ending November 30, 2004, the fund will file its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q will be available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.



© 2004 Dreyfus Service Corporation   0125AR0804

Dreyfus Premier Select Intermediate Municipal Bond Fund

ANNUAL REPORT August 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

Dreyfus Premier
Select Intermediate
Municipal Bond Fund

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Premier Select Intermediate Municipal Bond Fund covers the 12-month period from September 1, 2003, through August 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Douglas Gaylor.

The U.S. economy alternated between signs of strength and weakness during the reporting period, causing heightened volatility in the municipal bond market. Although the Federal Reserve Board twice raised short-term interest rates toward the end of the reporting period, municipal bond prices have generally held up better than many analysts expected, as investors apparently have revised their economic expectations in response to the situation in Iraq, higher energy prices and some disappointing labor statistics.

Recent market volatility and the move to a less accommodative monetary policy may be signaling the beginning of a new phase in the economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for you to stay in close contact with your financial advisor, who can help you position your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
September 15, 2004



DISCUSSION OF FUND PERFORMANCE

Douglas Gaylor, Portfolio Manager

How did Dreyfus Premier Select Intermediate Municipal Bond Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2004, the fund produced total returns of 5.80% for Class A shares, 5.18% for Class B shares, 4.99% for Class C shares and 6.01% for Class Z shares.[1,2] In comparison, the fund's benchmark, the Lehman Brothers 7-Year Municipal Bond Index, achieved a total return of 6.31% for the reporting period.[3] In addition, the fund is reported in the Lipper Intermediate Municipal Debt Funds category. During the reporting period, the average total return for all funds reported in the category was 5.06%.[4]

Although investors' concerns regarding the potential effects of a stronger economy caused heightened market volatility, municipal bond prices ended the reporting period higher than where they began. The fund produced higher returns than its Lipper category average, primarily because of relatively high levels of income from its long-standing, core holdings. However, the fund produced lower returns than its benchmark, which does not reflect fund fees and expenses.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. In pursuit of this objective, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax.

The dollar-weighted average maturity of the fund ranges between three and 10 years. The fund will invest at least 65% of its assets in municipal bonds with an A or higher credit rating, or the unrated equivalent as determined by Dreyfus. The remaining 35% of the fund's assets may be invested in municipal bonds with a credit quality lower than A, including bonds of below investment-grade credit quality ("high-yield" or "junk" bonds).

The portfolio manager may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, the portfolio manager may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. The portfolio manager focuses on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or premium bonds will change along with the portfolio manager's changing views of the current interest-rate and market environment. The portfolio manager also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

When the reporting period began, municipal bonds had just suffered one of the most severe six-week declines in their history, but prices gradually recovered over the closing months of 2003 and the first quarter of 2004 as inflation and interest rates remained low. In April 2004, however, signs of a stronger job market and higher energy prices sparked renewed concerns that long-dormant inflationary forces might resurface, which many investors worried might prompt the Federal Reserve Board (the "Fed") to raise rates sooner than they previously had expected. As a result, tax-exempt bond prices fell sharply in the spring of 2004. Bonds in the intermediate-term part of the maturity spectrum were particularly hard hit, as institutional investors and hedge funds attempted to profit from heightened price volatility.

The spring's losses were largely recouped during the summer of 2004, when new data suggested that the U.S. economy might not be as strong as investors previously believed. Indeed, despite two short-term interest-rate increases by the Fed, the bond market generally rallied in the final months of the reporting period. In addition, the strengthening economy began to produce better fiscal conditions for many states and municipalities. As a result, the supply of newly issued municipal securities declined compared to the same period one year earlier, helping to support municipal bond prices.

In this environment, we maintained an investment posture that included a modestly shorter-than-average duration and a focus on income-oriented bonds with maturities in the 10- to 15-year range. This strategy helped us capture higher yields without incurring the risks of longer-dated securities. We also continued to upgrade the fund's overall credit quality as holdings of lower-rated securities matured or were redeemed or pre-refunded by their issuers.

What is the fund's current strategy?

As of the end of the reporting period, we continued to maintain the fund's generally defensive positioning in the expectation that short-term interest rates are likely to continue to move higher. In our view, these are prudent strategies as investors adjust to the next phase of the economic cycle.

September 15, 2004

---

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Performance figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in which shareholders are given at least 90 days' notice, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *Class Z is not subject to any initial or deferred sales charge.*

[3] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year, tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

[4] *SOURCE: Lipper Inc.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Select Intermediate Municipal Bond Fund Class Z shares and the Lehman Brothers 7-Year Municipal Bond Index

† Source: Lipper Inc.

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class Z shares of Dreyfus Premier Select Intermediate Municipal Bond Fund on 8/31/94 to a $10,000 investment made in the Lehman Brothers 7-Year Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class A, Class B and Class C shares will vary from the performance of Class Z shares shown above due to differences in charges and expenses.

The fund's performance shown in the line graph takes into account all applicable fees and expenses for Class Z shares. The fund invests primarily in municipal securities and maintains a portfolio with a weighted average maturity ranging between 3 and 10 years. The Index, unlike the fund, is an unmanaged total return performance benchmark for the investment-grade, 7-year tax-exempt geographically unrestricted bond market consisting of municipal bonds with maturities of 6-8 years. The Index does not take into account charges, fees and other expenses which can contribute to the Index potentially outperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 8/31/04*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class Z shares		6.01%	6.06%	5.98%	
Class A shares					
with maximum sales charge (4.5%)	**3/31/03**	**1.03%**	**–**	**–**	**0.20%**
without sales charge	**3/31/03**	**5.80%**	**–**	**–**	**3.46%**
Class B shares					
with applicable redemption charge †	**3/31/03**	**1.18%**	**–**	**–**	**0.19%**
without redemption	**3/31/03**	**5.18%**	**–**	**–**	**2.95%**
Class C shares					
with applicable redemption charge ††	**3/31/03**	**3.99%**	**–**	**–**	**2.73%**
without redemption	**3/31/03**	**4.99%**	**–**	**–**	**2.73%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Select Intermediate Municipal Bond Fund from March 1, 2004 to August 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended August 31, 2004

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000†	$ 3.47	$ 5.98	$ 7.23	$ 2.22
Ending value (after expenses)	$1,001.30	$998.00	$997.40	$1,002.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total costs) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended August 31, 2004

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000†	$ 3.51	$ 6.04	$ 7.30	$ 2.24
Ending value (after expenses)	$1,021.67	$1,019.15	$1,017.90	$1,022.92

† *Expenses are equal to the fund's annualized expense ratio of .69% for Class A, 1.19% for Class B, 1.44% for Class C and .44% for Class Z; multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

August 31, 2004

Long-Term Municipal Investments−97.3%	Principal Amount ($)	Value ($)
Alaska−1.0%		
Alaska Housing Finance Corp. 5.10%, 6/1/2012	1,080,000	1,120,478
Arkansas−2.5%		
Arkansas Development Finance Authority, Construction Revenue (Public Health Laboratory) 5%, 12/1/2017 (Insured; AMBAC)	1,025,000	1,105,596
University of Arkansas, University Revenues (Various Facilities−Fayetteville) 5.50%, 12/1/2016 (Insured; FSA)	1,610,000	1,815,613
California−15.9%		
California Department of Water Resources: Power Supply Revenue 5.375%, 5/1/2017 (Insured; XLCA)	3,000,000	3,322,410
Water Revenue (Central Valley) 5%, 12/1/2015 (Insured; FGIC)	1,000,000	1,089,050
California Public Works Board, LR (University of California) 5.40%, 12/1/2016 (Insured; AMBAC)	1,000,000	1,094,480
Central Basin Municipal Water District, COP (Central Basin): 5%, 8/1/2015 (Insured; AMBAC)	1,135,000	1,235,811
5%, 8/1/2016 (Insured; AMBAC)	1,210,000	1,307,974
Clovis Public Financing Authority, Water Revenue 5%, 3/1/2017 (Insured; AMBAC)	1,820,000	1,962,979
Glendale Community College District (Election of 2002): Zero Coupon, 8/1/2017 (Insured; FGIC)	1,210,000	676,293
Zero Coupon, 8/1/2018 (Insured; FGIC)	1,300,000	685,204
Indian Wells Redevelopment Agency, Revenue (Tax Allocation-Consolidated Whitewater) 5%, 9/1/2017 (Insured; AMBAC)	1,525,000	1,647,091
Los Angeles County Metropolitan Transportation Authority, Sales Tax Revenue 5%, 7/1/2018 (Insured; FSA)	2,000,000	2,152,900
San Diego Community College District (Election of 2002) 5%, 5/1/2019 (Insured; FSA)	500,000	534,210
San Francisco City & County Public Utilities Commission, Water Revenue 5%, 11/1/2018 (Insured; FSA)	1,590,000	1,709,155
West Sacramento Redevelopment Agency, Tax Allocation (West Sacramento Redevelopment) 4.75%, 9/1/2016 (Insured; MBIA)	1,000,000	1,044,270

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Colorado–4.4%		
Archuleta & Hinsdale Counties (School District Number 50JT) 5.50%, 12/1/2014 (Insured; MBIA) (Prerefunded 12/1/2006)	750,000 [a]	817,492
Colorado Water Resources & Power Development Authority, Drinking Water Revenue 5.25%, 9/1/2015	1,000,000	1,084,300
Sand Creek Metropolitan District, Refunding & Improvement 5%, 12/1/2015 (Insured; XLCA)	1,245,000	1,353,950
Westminster, MFHR (Semper Village Apartments) 5.95%, 9/1/2015 (Guaranteed; AXA Reinsurance)	1,830,000	1,830,000
Delaware–5.7%		
Delaware Economic Development Authority, PCR (Delmarva Power) 4.90%, 5/1/2026 (Insured; AMBAC)	5,000,000	5,427,950
Delaware Housing Authority, Revenue 5.15%, 7/1/2017	1,145,000	1,187,250
Florida–6.3%		
Capital Projects Finance Authority, Student Housing Revenue (Capital Projects Loan Program) 5.50%, 10/1/2017 (Insured; MBIA)	2,000,000	2,162,620
Florida Department of Corrections, COP (Okeechobee Correctional) 5%, 3/1/2015 (Insured; AMBAC)	1,000,000	1,112,720
Florida State University Financial Assistance Inc., Educational & Athletic Facilities Improvement Revenue 5%, 10/1/2018 (Insured; AMBAC)	1,705,000	1,837,103
JEA, Saint John's River Power Park Systems Revenue 5%, 10/1/2018	1,000,000	1,062,710
Pace Property Finance Authority, Inc., Utility System Improvement Revenue 5.125%, 9/1/2012 (Insured; AMBAC)	1,055,000	1,159,192
Georgia–.8%		
Atlanta, Public Improvement 5%, 12/1/2013	825,000	889,985
Idaho–1.0%		
Idaho Housing and Finance Association (Single Family Mortgage) 5.55%, 7/1/2016	595,000	623,084
Madison County (School District Number 321 Rexburg) 4.60%, 2/1/2009 (Insured; MBIA)	495,000	500,980
Louisiana–3.3%		
Louisiana Office Facilities Corp., LR (Capital Complex Program):		
5.50%, 5/1/2015 (Insured; AMBAC)	705,000	795,409
5.25%, 3/1/2017 (Insured; MBIA)	1,500,000	1,632,165

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Louisiana (continued)		
Orleans Parish School Board		
5.20%, 2/1/2014 (Insured; FGIC)	1,355,000	1,402,520
Maryland−5.5%		
Maryland Community Development Administration,		
Department of Housing & Community Development:		
Insured Mortgage Loan 5.125%, 5/15/2017	770,000	823,484
(Single Family Program) 4.75%, 4/1/2013	800,000	848,488
Maryland Economic Development Corp., LR		
(Montgomery County Wayne Avenue)		
5.25%, 9/15/2014	1,295,000	1,454,026
Maryland Health & Higher Educational Facilities Authority,		
Revenue (University of Maryland		
Medical Systems) 5.75%, 7/1/2017	2,000,000	2,188,920
Prince Georges County		
Revenue (Dimensions Health Corp.):		
5.10%, 7/1/2006	1,000,000	884,820
5.375%, 7/1/2014	250,000	200,312
Massachusetts−3.4%		
The Commonwealth of Massachusetts		
Special Obligation Refunding Notes		
(Federal Highway Grant Anticipation Note Program)		
5%, 12/15/2014 (Insured; FSA)	3,585,000	3,953,144
Michigan−1.0%		
Greater Detroit Resource Recovery Authority, Revenue		
6.25%, 12/13/2008 (Insured; AMBAC)	1,000,000	1,143,940
Minnesota−1.4%		
Minnesota 5.25%, 11/1/2011	1,500,000	1,600,875
Missouri−1.6%		
Missouri Highways & Transportation Commission,		
State Road Revenue 5%, 2/1/2017	1,000,000	1,075,390
Missouri Housing Development Commission,		
Multi-Family Housing 4.85%, 12/1/2011	745,000	800,525
Nevada−1.5%		
Las Vegas Convention & Visitors Authority, Revenue		
5.75%, 7/1/2015 (Insured; AMBAC)	1,500,000	1,694,340
New Jersey−1.9%		
Burlington County Bridge Commission,		
Pooled Loan Revenue (Governmental Loan		
Program) 5%, 10/15/2013	1,290,000	1,422,083

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New Jersey (continued)		
New Jersey Transportation Trust Fund Authority (Transportation Systems) 5.50%, 6/15/2012 (Insured; MBIA)	780,000	819,039
New York–3.3%		
New York City Housing Development Corp., MFHR 5.125%, 11/1/2014	1,000,000	1,064,560
New York City Municipal Water Finance Authority, Water & Sewer Systems Revenue 5.25%, 6/15/2015	1,405,000	1,551,822
New York State Thruway Authority, Service Contract Revenue (Local Highway & Bridge) 5.75%, 4/1/2006	135,000	140,681
Triborough Bridge and Tunnel Authority, General Purpose Revenue 5%, 1/1/2016	1,000,000	1,074,470
North Carolina–1.2%		
North Carolina Eastern Municipal Power Agency, Power System Revenue 7%, 1/1/2008	1,250,000	1,410,588
North Dakota–.2%		
Grand Forks 4.90%, 12/1/2011	215,000	223,125
Ohio–4.1%		
Alliance, Sewer System Revenue 6%, 10/15/2010 (Insured; AMBAC)	2,060,000	2,112,427
Northeast Regional Sewer District, Wastewater Revenue 5.50%, 11/15/2012 (Insured; AMBAC)	2,500,000	2,636,700
Oklahoma–.8%		
Oklahoma Development Finance Authority, Health Facilities Revenue (Oklahoma Hospital Association) 5.125%, 6/1/2012 (Insured; AMBAC)	785,000	861,867
Pennsylvania–8.0%		
Cambria County 6.625%, 8/15/2014 (Insured; FGIC)	615,000	629,908
Harrisburg Authority, Office and Parking Revenue: 5.50%, 5/1/2005	225,000	231,093
5.75%, 5/1/2008	1,000,000	1,086,900
Harrisburg Redevelopment Authority, Revenue Zero Coupon, 11/1/2017 (Insured; FSA)	2,750,000	1,509,090
Pennsylvania Convention Center Authority, Revenue 6.25%, 9/1/2004	35,000	35,000
Pennsylvania Higher Educational Facilities Authority, Revenue (University Health Services) 5.35%, 1/1/2008	4,500,000	4,696,245

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Pennsylvania (continued)		
Sayre Health Care Facilities Authority, Revenue (Guthrie Health) 6.25%, 12/1/2014	1,000,000	1,110,860
Rhode Island−1.4%		
Rhode Island Consolidated Capital Development Loan 5.95%, 8/1/2013 (Insured; MBIA)	1,000,000	1,044,330
Rhode Island Economic Development Corp., Airport Revenue 5%, 7/1/2012 (Insured; FGIC)	500,000	545,070
South Carolina−4.2%		
Anderson, Water & Sewer Systems Revenue 5%, 7/1/2017 (Insured; MBIA)	1,390,000	1,504,884
Charleston County Airport District, Airport Systems Revenue 5%, 7/1/2015 (Insured; XLCA)	1,950,000	2,137,044
Pickens County School District (School District Enhance Program) 5%, 5/1/2012	1,135,000	1,236,480
Texas−8.1%		
Dallas-Fort Worth International Airport, Revenue (Joint Improvement) 5.75%, 11/1/2016 (Insured; FSA)	1,735,000	1,959,388
El Paso, Water & Sewer Revenue 5%, 3/1/2014 (Insured; FSA)	1,000,000	1,104,430
Irving Hospital Authority, HR (Irving Healthcare Systems) 5.70%, 7/1/2008 (Insured; FSA)	1,675,000	1,728,902
North Harris Montgomery Community College District 5.375%, 2/15/2017 (Insured; FGIC)	1,000,000	1,108,250
Tomball Hospital Authority, Revenue 6%, 7/1/2013	3,500,000	3,524,815
Virginia−3.1%		
Brunswick County Industrial Development Authority, Correctional Facility LR 5.55%, 7/1/2008 (Insured; MBIA) (Prerefunded 7/1/2006)	1,325,000 [a]	1,435,903
Fairfax County Redevelopment & Housing Authority, LR (James Lee Community Center) 5.25%, 6/1/2019	1,120,000	1,205,803
Newport News 5%, 11/1/2016	855,000	935,481
Washington−3.0%		
Energy Northwest, Wind Project Revenue 5.60%, 7/1/2015	1,000,000	1,062,880
King County School District Number 405 (Bellevue) 5%, 12/1/2014 (Insured; FGIC)	1,000,000	1,102,030
Washington Health Care Facilities Authority, Revenue (Gray Harbor Community Hospital) 5.75%, 7/1/2010 (Insured; Asset Guaranty)	1,180,000	1,252,747

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
West Virginia–.9%		
West Virginia Housing Development Fund (Housing Finance) 5%, 11/1/2014	1,000,000	1,046,310
Wisconsin–.9%		
Wisconsin Health & Educational Facilities Authority, Revenue (Franciscan Skemp Medical Center) 5.875%, 11/15/2010	1,000,000	1,047,750
Wyoming–.9%		
Wyoming Farm Loan Board, Capital Facilities Revenue Zero Coupon, 10/1/2004	1,000,000	998,830
Total Investments (cost $108,818,099)	**97.3%**	**112,648,993**
Cash and Receivables (Net)	**2.7%**	**3,161,768**
Net Assets	**100.0%**	**115,810,761**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation
COP	Certificate of Participation
FGIC	Financial Guaranty Insurance Company
FSA	Financial Security Assurance
HR	Hospital Revenue
JEA	Jacksonville Electric Authority
LR	Lease Revenue
MBIA	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue
PCR	Pollution Control Revenue
XLCA	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
AAA		Aaa		AAA	66.9
AA		Aa		AA	19.6
A		A		A	9.3
BBB		Baa		BBB	4.0
B		B		B	.2
					100.0

[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

August 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	108,818,099	112,648,993
Cash		1,259,281
Interest receivable		1,455,583
Receivable for investment securities sold		424,959
Receivable for shares of Common Stock subscribed		62,803
Prepaid expenses		35,796
		115,887,415
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		30,604
Payable for shares of Common Stock redeemed		700
Accrued expenses		45,350
		76,654
Net Assets ($)		**115,810,761**
Composition of Net Assets ($):		
Paid-in capital		112,187,007
Accumulated net realized gain (loss) on investments		(207,140)
Accumulated net unrealized appreciation (depreciation) on investments		3,830,894
Net Assets ($)		**115,810,761**

Net Asset Value Per Share

	Class A	Class B	Class C	Class Z
Net Assets ($)	7,202,405	1,316,505	4,120,325	103,171,526
Shares Outstanding	530,140	96,838	303,060	7,592,027
Net Asset Value Per Share ($)	**13.59**	**13.59**	**13.60**	**13.59**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended August 31, 2004

Investment Income ($):	
Interest Income	**6,150,725**
Expenses:	
Management fee–Note 3(a)	817,818
Shareholder servicing costs–Note 3(c)	120,809
Registration fees	115,943
Professional fees	33,185
Distribution fees–Note 3(b)	23,453
Custodian fees	18,928
Prospectus and shareholders' reports	11,670
Directors' fees and expenses–Note 3(d)	6,845
Loan commitment fees–Note 2	1,209
Miscellaneous	23,050
Total Expenses	**1,172,910**
Less–reduction in management fee due to undertaking–Note 3(a)	(512,829)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(5,744)
Net Expenses	**654,337**
Investment Income–Net	**5,496,388**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(229,044)
Net unrealized appreciation (depreciation) on investments	2,465,361
Net Realized and Unrealized Gain (Loss) on Investments	**2,236,317**
Net Increase in Net Assets Resulting from Operations	**7,732,705**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended August 31,	
	2004	2003[a]
Operations ($):		
Investment income–net	5,496,388	5,884,092
Net realized gain (loss) on investments	(229,044)	232,640
Net unrealized appreciation (depreciation) on investments	2,465,361	(2,892,107)
Net Increase (Decrease) in Net Assets Resulting from Operations	**7,732,705**	**3,224,625**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(201,381)	(27,330)
Class B shares	(23,864)	(1,351)
Class C shares	(76,351)	(6,937)
Class Z shares	(5,056,146)	(5,764,906)
Net realized gain on investments:		
Class A shares	(6,584)	–
Class B shares	(945)	–
Class C shares	(3,188)	–
Class Z shares	(225,800)	(307,158)
Total Dividends	**(5,594,259)**	**(6,107,682)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	6,550,965	2,935,676
Class B shares	1,269,046	227,316
Class C shares	3,354,883	1,343,045
Class Z shares	11,782,884	32,579,752
Dividends reinvested:		
Class A shares	98,376	10,134
Class B shares	14,535	991
Class C shares	36,680	3,423
Class Z shares	3,876,826	4,625,900
Cost of shares redeemed:		
Class A shares	(2,161,870)	(200,000)
Class B shares	(197,544)	(1,155)
Class C shares	(580,825)	(24,714)
Class Z shares	(49,477,136)	(30,524,634)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(25,433,180)**	**10,975,734**
Total Increase (Decrease) in Net Assets	**(23,294,734)**	**8,092,677**
Net Assets ($):		
Beginning of Period	139,105,495	131,012,818
End of Period	**115,810,761**	**139,105,495**

| | Year Ended August 31, | |
	2004	2003[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	483,634	213,942
Shares issued for dividends reinvested	7,283	752
Shares redeemed	(160,862)	(14,609)
Net Increase (Decrease) in Shares Outstanding	**330,055**	**200,085**
Class B[b]		
Shares sold	93,797	16,493
Shares issued for dividends reinvested	1,074	73
Shares redeemed	(14,599)	–
Net Increase (Decrease) in Shares Outstanding	**80,272**	**16,566**
Class C		
Shares sold	246,684	98,391
Shares issued for dividends reinvested	2,712	253
Shares redeemed	(43,126)	(1,854)
Net Increase (Decrease) in Shares Outstanding	**206,270**	**96,790**
Class Z		
Shares sold	867,201	2,379,524
Shares issued for dividends reinvested	285,935	339,096
Shares redeemed	(3,663,515)	(2,241,830)
Net Increase (Decrease) in Shares Outstanding	**(2,510,379)**	**476,790**

[a] *The fund changed to a four class fund on March 31, 2003. The existing shares were redesignated Class Z shares and the fund commenced offering Class A, Class B and Class C shares.*

[b] *During the period ended August 31, 2004, 1,110 Class B shares representing $15,055, were automatically converted to 1,111 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended August 31,	
Class A Shares	2004	2003[a]
Per Share Data ($):		
Net asset value, beginning of period	13.35	13.70
Investment Operations:		
Investment income−net[b]	.51	.19
Net realized and unrealized gain (loss) on investments	.25	(.32)
Total from Investment Operations	.76	(.13)
Distributions:		
Dividends from investment income−net	(.50)	(.22)
Dividends from net realized gain on investments	(.02)	−
Total Distributions	(.52)	(.22)
Net asset value, end of period	13.59	13.35
Total Return (%)[c]	5.80	(.78)[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	1.06	1.04[e]
Ratio of net expenses to average net assets	.70	.70[e]
Ratio of net investment income to average net assets	3.80	3.82[e]
Portfolio Turnover Rate	27.06	29.19
Net Assets, end of period ($ x 1,000)	7,202	2,671

[a] From March 31, 2003 (commencement of initial offering) to August 31, 2003.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
See notes to financial statements.

	Year Ended August 31,	
Class B Shares	2004	2003[a]
Per Share Data ($):		
Net asset value, beginning of period	13.36	13.70
Investment Operations:		
Investment income—net[b]	.44	.15
Net realized and unrealized gain (loss) on investments	.24	(.30)
Total from Investment Operations	.68	(.15)
Distributions:		
Dividends from investment income—net	(.43)	(.19)
Dividends from net realized gain on investments	(.02)	–
Total Distributions	(.45)	(.19)
Net asset value, end of period	13.59	13.36
Total Return (%)[c]	5.18	(.89)[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	1.59	1.59[e]
Ratio of net expenses to average net assets	1.19	1.20[e]
Ratio of net investment income to average net assets	3.27	3.32[e]
Portfolio Turnover Rate	27.06	29.19
Net Assets, end of period ($ x 1,000)	1,317	221

[a] *From March 31, 2003 (commencement of initial offering) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

	Year Ended August 31,	
Class C Shares	2004	2003[a]
Per Share Data ($):		
Net asset value, beginning of period	13.36	13.70
Investment Operations:		
Investment income–net[b]	.41	.15
Net realized and unrealized gain (loss) on investments	.25	(.32)
Total from Investment Operations	.66	(.17)
Distributions:		
Dividends from investment income–net	(.40)	(.17)
Dividends from net realized gain on investments	(.02)	–
Total Distributions	(.42)	(.17)
Net asset value, end of period	13.60	13.36
Total Return (%)[c]	4.99	(1.02)[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	1.79	1.80[e]
Ratio of net expenses to average net assets	1.44	1.45[e]
Ratio of net investment income to average net assets	3.01	3.07[e]
Portfolio Turnover Rate	27.06	29.19
Net Assets, end of period ($ x 1,000)	4,120	1,293

[a] *From March 31, 2003 (commencement of initial offering) to August 31, 2003.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

Class Z Shares	Year Ended August 31,				
	2004	2003[a]	2002[b]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	13.36	13.61	13.65	13.04	12.88
Investment Operations:					
Investment income—net	.55[c]	.58[c]	.61[c]	.61	.62
Net realized and unrealized gain (loss) on investments	.24	(.23)	.13	.64	.17
Total from Investment Operations	.79	.35	.74	1.25	.79
Distributions:					
Dividends from investment income—net	(.54)	(.57)	(.60)	(.61)	(.62)
Dividends from net realized gain on investments	(.02)	(.03)	(.18)	(.03)	(.01)
Total Distributions	(.56)	(.60)	(.78)	(.64)	(.63)
Net asset value, end of period	13.59	13.36	13.61	13.65	13.04
Total Return (%)	6.01	2.60	5.62	9.82	6.36
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.83	.79	.75	.79	.79
Ratio of net expenses to average net assets	.45	.45	.45	.45	.45
Ratio of net investment income to average net assets	4.07	4.24	4.53	4.60	4.86
Portfolio Turnover Rate	27.06	29.19	12.05	47.00	40.46
Net Assets, end of period ($ x 1,000)	103,172	134,920	131,013	114,712	99,313

[a] *The fund commenced offering four classes of shares on March 31, 2003. The existing shares were redesignated Class Z shares.*

[b] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share by less than $.01 and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.46% to 4.53%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[c] *Based on average shares outstanding at each month end.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Select Intermediate Municipal Bond Fund (the "fund") is a separate non-diversified series of Dreyfus Municipal Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series, including the fund. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers four classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized) and Class Z (200 million shares authorized). Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class Z shares are closed to new investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding options and financial futures on municipal and U.S. Treasury securities) are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund to not distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At August 31, 2004, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $34,790 and unrealized appreciation $4,179,273. In addition, the fund had $172,350 of capital losses realized after October 31, 2003, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to August 31, 2004. If not applied, the carryover expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended August 31, 2004 and August 31, 2003, were as follows: tax exempt income $5,357,742 and $5,800,524, ordinary income

$16,887 and $18,522 and long-term capital gains $219,630 and $288,636, respectively.

During the period ended August 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $138,646, increased accumualted net realized gain (loss) on investments by $22,988 and increased paid-in capital by $115,658. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended August 31, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement (the "Agreement") with the Manager, the management fee is computed at the annual rate of .60 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, until such time as it gives shareholders at least 90 days' notice to the contrary, to waive receipt of its fees and/or assume the expenses of the fund so that fund expenses, exclusive of shareholder services plan fees, Rule 12b-1 distribution plan fees, taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, do not exceed an annual rate of .45 of 1% of the value of the fund's average daily net assets. The Manager has committed to continue this undertaking at least until January 1, 2005. The reduction in management fee, pursuant to the undertaking, amounted to $512,829 during the period ended August 31, 2004.

During the period ended August 31, 2004, the Distributor retained $15,249 from commissions earned on sales of the fund's Class A shares and $2,649 and $2,529 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended August 31, 2004, Class B and Class C shares were charged $3,771 and $19,682, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan applicable to Class Z shares, Class Z shares reimburse the Distributor an amount not to exceed an annual rate of .25 of 1% of the average daily net assets applicable to Class Z shares for certain allocated expenses with respect to servicing and/or maintaining Class Z shareholder accounts. The services provided may include personal services relating to Class Z shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended August 31, 2004, Class Z shares were charged $52,706 pursuant to the Shareholder Services Plan.

Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class A, Class B and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to

Service Agents. During the period ended August 31, 2004, Class A, Class B and Class C shares were charged $13,610, $1,885 and $6,561, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2004, the fund was charged $30,572 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $61,378, Rule 12b-1 distribution plan fees $3,089 and shareholder services plan fees $2,612, which are offset against an expense reimbursement currently in effect in the amount of $36,475.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Effective October 15, 2003, annual retainer fees and attendance fees are allocated to each fund based on net assets. Prior to October 15, 2003, each director who is not an "affiliated person" as defined in the Act received from the fund an annual fee of $1,000 and an attendance fee of $250 per meeting. The Chairman of the Board received an additional 25% of such compensation and continues to do so under the new compensation structure.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended August 31, 2004, amounted to $35,663,629 and $58,901,587, respectively.

At August 31, 2004, the cost of investments for federal income tax purposes was $108,469,720; accordingly, accumulated net unrealized appreciation on investments was $4,179,273, consisting of $4,324,545 gross unrealized appreciation and $145,272 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors, and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Premier Select Intermediate Municipal Bond Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Select Intermediate Municipal Bond Fund (one of the funds comprising Dreyfus Municipal Funds, Inc.) as of August 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of August 31, 2004 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Select Intermediate Municipal Bond Fund at August 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
October 8, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended August 31, 2004:

—all the dividends paid from investment income-net are "exempt-interest dividends" (not generally subject to regular federal income tax), and

—the fund hereby designates $.0208 per share as a long-term capital gain distribution of the $.0224 per share paid on December 5, 2003.

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2004 calendar year on Form 1099-DIV which will be mailed by January 31, 2005.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

————————

David W. Burke (68)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 83

————————

Samuel Chase (72)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

No. of Portfolios for which Board Member Serves: 15

————————

Gordon J. Davis (63)
Board Member (1995)

Principal Occupation During Past 5 Years:
• Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae LLP
• President, Lincoln Center for Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies, Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 25

Joni Evans (62)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Senior Vice President of the William Morris Agency

No. of Portfolios for which Board Member Serves: 15

————————————

Arnold S. Hiatt (77)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Chairman of The Stride Rite Charitable Foundation

Other Board Memberships and Affiliations:
• Isabella Stewart Gardner Museum, Trustee
• John Merck Fund, a charitable trust, Trustee
• Business for Social Responsibility, Chairman

No. of Portfolios for which Board Member Serves: 15

————————————

Burton N. Wallack (53)
Board Member (1991)

Principal Occupation During Past 5 Years:
• President and co-owner of Wallack Management Company, a real estate management company

No. of Portfolios for which Board Member Serves: 15

————————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

JOHN B. HAMMALIAN, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 37 investment companies (comprised of 46 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since February 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 95 investment companies (comprised of 199 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since March 2000.

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 30 investment companies (comprised of 59 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since August 1981.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 85 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
Select Intermediate
Municipal Bond Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

Beginning with the fund's fiscal quarter ending November 30, 2004, the fund will file its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q will be available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.



© 2004 Dreyfus Service Corporation   0126AR0804